Notice of Annual and Special Meeting
of Shareholders
Friday, April 30, 2021

Management Information Circular

AGNICO EAGLE MINES LIMITED
145 King Street East, Suite 400
Toronto, Ontario
M5C 2Y7

NOTICE OF 2021 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 30, 2021
Time:	11:00 a.m. (Toronto time)
Place:	Virtual https://web.lumiagm.com/272684657
Business of the Meeting:	1.	Receipt of the financial statements of Agnico Eagle Mines Limited (the "Company") for the year ended December 31, 2020 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company's Stock Option Plan;
	5.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	6.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders (the "Meeting").

IMPORTANT NOTICE

        Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the Company will be conducting the Meeting in a virtual-only format, as it did last year. Registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, ask questions, and vote, all in real time through an online portal, provided that they are connected to the Internet and carefully follow the instructions set out in the accompanying management information circular (the "Circular"). Non-registered shareholders who do not follow the procedures set out in the Circular will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote.

        Regardless of whether a shareholder plans to attend the virtual Meeting, the Company encourages all shareholders to vote in advance of the Meeting. Registered shareholders may vote their proxies by mail, phone or via the Internet. To be effective at the Meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered shareholders will receive a voting instruction form from their intermediaries and must carefully follow the instructions on the voting instruction form. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in the Circular. For additional information on how to vote in advance of the Meeting and how to attend the virtual Meeting, shareholders should carefully review "Section 1: Voting Information" in the Circular.

By order of the Board of Directors
CHRISTOPHER VOLLMERSHAUSEN Senior Vice-President, Legal, General Counsel & Corporate Secretary March 22, 2021

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the "Company") of proxies for use at the Annual and Special Meeting of Shareholders to be held on April 30, 2021 (the "Meeting"). Unless otherwise indicated, all information in this Circular is given as at March 22, 2021 and all dollar amounts are stated in United States dollars ("U.S. dollars", "$" or "US$"). Certain information in this Circular is presented in Canadian dollars ("C$").

Notes to Readers

Forward-Looking Statements

        The information in this Circular has been prepared as at March 22, 2021. Certain statements contained in this Circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this Circular, the words "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. In particular, this Circular contains forward-looking statements pertaining to the Company's plans with respect to compensation plans and practices and statements concerning the Company's plans at the Odyssey project and Amaruq underground project, including the timing, funding, completion and commissioning thereof. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's management's discussion and analysis for the year ended December 31, 2020 (the "MD&A") and the Company's annual information form for the year ended December 31, 2020 dated as of March 26, 2021 (the "AIF"). Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Note Concerning Estimates of Mineral Reserves and Mineral Resources

        The mineral reserve and mineral resource estimates contained in this Circular have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this Circular may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

        As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended the definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101. United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this Circular are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

        The mineral reserve and mineral resource data set out in this Circular are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See "Mineral Reserves and Mineral Resources" in the AIF for additional information.

Note to Investors Concerning Certain Measures of Performance

        This Circular discloses certain measures, including "total cash costs per ounce" and "all-in sustaining costs per ounce", that are not standardized measures under IFRS. These data may not be comparable to data reported by other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS and a discussion of how management uses these measures see "Non-GAAP Financial Performance Measures" in the MD&A. For scientific and technical information about the Company's mines and projects, please refer to the AIF.

SECTION 1: VOTING INFORMATION

IMPORTANT NOTICE

        Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the Meeting will be held in a virtual-only meeting format and conducted via live webcast using the LUMI meeting platform. Shareholders will not be able to attend the Meeting in person. The virtual-only meeting format will provide all shareholders with an equal opportunity to attend and participate at the Meeting regardless of their geographical location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. The Company expects to revert to an in-person meeting format in future years after public health conditions have improved.

        Please carefully read this section of the Circular, as it contains important information explaining how shareholders can vote in advance of the Meeting and how shareholders and duly appointed proxyholders can attend, ask questions and vote at the Meeting in real time. The Company has also filed a "Virtual AGM User Guide" under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Online access to the Meeting will begin at approximately 10:30 a.m. (Toronto time) and shareholders and duly appointed proxyholders that wish to attend the Meeting are encouraged to log in at that time by following the instructions below.

        Your vote is important. Whether or not you plan to attend the virtual Meeting, please vote as soon as possible by one of the methods described below to ensure that your common shares are represented and voted at the Meeting. Shareholders who have questions about voting their common shares or attending the Meeting should contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Meeting.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How are proxy materials delivered to shareholders?

        Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including to intermediaries for delivery to objecting non-registered shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 9);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 25);

  •
  an amendment to the Company's Stock Option Plan (the "Stock Option Plan") (page 26);

  •
  a non-binding, advisory resolution on the Company's approach to executive compensation (page 28); and

  •
  other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?

        The financial statements for the year ended December 31, 2020, together with the auditors' report on such statements, will be presented at the Meeting.

How will these matters be decided at the Meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 26, 2021, the record date for the Meeting (the "Record Date"). To vote common shares that you acquired after the Record Date, you must, no later than the commencement of the Meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred to you.

How many shares are eligible to vote?

        At the close of business on March 22, 2021, there were 243,695,359 common shares of the Company outstanding. Each common share held at that date entitles its holder to one vote. To the knowledge of the directors and officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How many shareholders are required for a quorum?

        The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the outstanding common shares of the Company. Shareholders who participate in or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

How do I vote?

        You can vote in advance of the Meeting, you can vote online during the Meeting or you can appoint a third party to attend the Meeting and vote your common shares for you. How you vote depends on whether you are a registered shareholder or a non-registered shareholder. You are a registered shareholder if the common shares that you own are registered directly in your name as reflected in the records of our transfer agent, Computershare Trust Company of Canada ("Computershare"). You are a non-registered shareholder if the common shares that you own are held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution.

How can I vote in advance of the Meeting as a registered shareholder?

        If you were a registered shareholder at the close of business on the Record Date, you can vote in advance of the Meeting by submitting a proxy. You can vote by proxy in any of the following ways:

By Telephone:	Call Computershare toll-free in North America at 1.866.732.8683 or outside North America at 1.312.588.4290. You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.
By Internet:	Access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.
By Mail:	Complete, sign and date your form of proxy and return it to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department in the envelope provided.

        If you vote by proxy, your proxy must be received no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

How can I attend the Meeting as a registered shareholder?

        If you were a registered shareholder at the close of business on the Record Date, you can attend, ask questions and vote at the Meeting, all in real time through the LUMI meeting platform. To do so, access https://web.lumiagm.com/272684657, click on "I have a Login", enter your 15-digit control number found on your form of proxy and the password, "aeml2021" (case sensitive), and click the "Login" button. See below under the headings "How can I vote at the Meeting?" and "How can I ask questions at the Meeting?" for more information.

Can I appoint someone other than the directors and officers named in the form of proxy to represent me at the Meeting?

        You may appoint a person (who need not be a shareholder), other than one of the directors or officers named in the form of proxy, to represent you and vote on your behalf at the Meeting. To do so, insert that person's name in the blank space provided in the form of proxy and follow the instructions for submitting the form of proxy. This must be completed before registering your proxyholder with Computershare, which is an additional step to be completed once you have submitted your form of proxy. Once you have submitted your form of proxy, you must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide your proxyholder with a user name for the Meeting via email. Failure to register your proxyholder will result in your proxyholder not receiving a user name, which will prevent them from being able to ask questions or vote at the Meeting. If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder, that they will participate at the Meeting and that they have received their user name prior to the Meeting. Once your proxyholder has been registered and received their user name, they can attend the Meeting by accessing https://web.lumiagm.com/272684657, clicking on "I have a Login", entering the user name provided to them by Computershare and the password, "aeml2021" (case sensitive), and clicking the "Login" button. See below under the headings "How can I vote at the Meeting?" and "How can I ask questions at the Meeting?" for more information.

How will my shares be voted if I return a proxy?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you have appointed the designated directors or officers of the Company as your proxyholder and you do not indicate how you want your common shares to be voted, they intend to vote your common shares in the following manner:

  (i)
  FOR the election of management's nominees as directors;

  (ii)
  FOR the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  FOR the proposed amendment to the Stock Option Plan;

  (iv)
  FOR the acceptance of the Company's approach to executive compensation; and

  (v)
  FOR management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address at Suite 400, 145 King Street East, Toronto, Ontario, M5C 2Y7, Attention: Corporate Secretary before the last business day preceding the day of the Meeting or any adjournment of the Meeting. In addition, if you log in to the Meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided the opportunity to vote by virtual ballot on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the Meeting as a guest. See below under the heading "How can I access the Meeting as a guest?" for more information.

How can I vote in advance of the Meeting as a non-registered shareholder?

        If your common shares are not registered in your name, they will be held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that your common shares are voted at the Meeting, including when and where the voting instruction form or form of proxy is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either: (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to Computershare no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

How can I attend the Meeting as a non-registered shareholder?

        If you are a non-registered shareholder and you wish to attend the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint you as proxyholder. This must be completed before registering yourself with Computershare, which is an additional step to be completed once you have submitted your voting instruction form. Once you have submitted your voting instruction form, you must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with your contact information so that Computershare may provide you with a user name for the Meeting via email. Failure to register yourself will result in you not receiving a user name, which will prevent you from being able to ask questions or vote at the Meeting. Once you have been registered and received your user name, you can attend the Meeting by accessing https://web.lumiagm.com/272684657, clicking on "I have a Login", entering the user name provided to you by Computershare and the password, "aeml2021" (case sensitive), and clicking the "Login" button. See below under the headings "How can I vote at the Meeting?" and "How can I ask questions at the Meeting?" for more information.

        Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to attend and vote at the Meeting.

Can I appoint someone other than the directors and officers named in the voting instruction form to represent me at the Meeting?

        You may appoint a person (who need not be a shareholder), other than the directors or officers designated by the Company on your voting instruction form, to represent you and vote on your behalf at the Meeting. To do so, insert that person's name in the blank space provided in the voting instruction form and sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint your appointee as proxyholder. This must be completed before registering your proxyholder with Computershare, which is an additional step to be completed once you have submitted your voting instruction form. Once you have submitted your voting instruction form, you must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide your proxyholder with a user name for the Meeting via email. Failure to register your proxyholder will result in your proxyholder not receiving a user name, which will prevent them from being able to ask questions or vote at the Meeting. If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder, that they will participate at the Meeting and that they have received their user name prior to the Meeting. Once your proxyholder has been registered and received their user name, they can attend the Meeting by accessing https://web.lumiagm.com/272684657, clicking on "I have a Login", entering the user name provided to them by Computershare and the password, "aeml2021" (case sensitive), and clicking the "Login" button. See below under the headings "How can I vote at the Meeting?" and "How can I ask questions at the Meeting?" for more information.

        Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to have a third party proxyholder attend and vote at the Meeting on your behalf.

        If you are a non-registered shareholder resident in the United States, you must obtain a legal proxy, executed in your favour, from the registered shareholder and submit proof of your legal proxy reflecting the number of common shares of the Company you held as of the Record Date, along with your name and email address, to Computershare and also register your details with Computershare at www.computershare.com/AgnicoEagle in order to receive the user name. You may submit a copy of your legal proxy to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by email at uslegalproxy@computershare.com. Requests for registration must be labelled as "Legal Proxy" and be received no later than 11:00 a.m. (Toronto time) on April 28, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. You will then receive a confirmation of your registration, with a user name, by email from Computershare that will allow you to attend the Meeting. You may also appoint someone else as the proxyholder for your common shares to represent you and vote on your behalf at the Meeting by obtaining a legal proxy, executed in your proxyholder's favour, from the holder of record and registering them with Computershare in the manner described above.

How can I vote at the Meeting?

        If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been appointed and registered with Computershare pursuant to the instructions above), you will be able to vote your common shares by virtual ballot during the Meeting by clicking on the "Voting Icon" on the meeting centre site. It is important that you are connected to the Internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that you log in thirty minutes before the start of the Meeting.

        If you log in to the Meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided the opportunity to vote by virtual ballot on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the Meeting as a guest. See below under the heading "How can I access the Meeting as a guest?" for more information.

How can I ask questions at the Meeting?

        If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been appointed and registered with Computershare pursuant to the instructions above), questions can be submitted in the text box of the webcast platform throughout the Meeting.

        Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., "Directors") and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, we will group the questions and state that we have received similar questions. The Chair of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.

What should I do if I experience technical difficulties during the Meeting?

        If you experience technical difficulties logging in to the Meeting or at any point during the Meeting, please consult www.lumiglobal.com/faq for assistance.

How can I access the Meeting as a guest?

        If you would like to access the Meeting as a guest in listen-only mode, click on the "I am a guest" button after accessing the meeting centre at https://web.lumiagm.com/272684657 and enter the information requested on the following screen. Please note that you will not have the ability to ask questions or vote during the Meeting if you access the Meeting as a guest.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. The number of directors to be elected at the Meeting is ten, as determined by the Board of Directors by a resolution passed on March 8, 2018. The names of the proposed nominees for election as directors are set out below. Each nominee is currently a member of the Board of Directors, and has consented to serve as a director if elected at the Meeting and will hold office until the next annual meeting of shareholders of the Company or until his or her successor is elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while the Company acknowledges that there are benefits to adding new perspectives to the Board of Directors from time to time, the Company believes that this can happen naturally without mechanisms such as term limits. In addition, there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board because of the complex, critical issues that boards face. Management of the Company believes these benefits are illustrated in the following chart which compares, over an approximate 15 year period, the total cumulative return on an absolute basis of an investment in the Company's common shares on the New York Stock Exchange (the "NYSE") on January 1, 2005 with the XAU Index (precious metals index) over the same period of time.

        Due in part to the Company's practice of conducting robust annual evaluations of the Board of Directors, the committees of the Board ("Committees") and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Board of Directors Governance Matters" and "Appendix A: Statement of

Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances is evaluated annually and the Company uses a rigorous identification and selection process for any new director nominees, which includes the consideration of a variety of factors, including diversity and the desired skills, experiences, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company, the Board of Directors and the Committees.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership information set out below reflect ownership of common shares and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 22, 2021. The common share ownership information set out below does not include common shares underlying unvested RSUs.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

        The proposed nominees for election as directors are set out below. It is with deep regret that we advise that Dr. Leanne Baker, a member of the Board and Audit Committee, passed away in December 2020.

Leona Aglukkaq	Age: 53	Independent

West Bay, Nova Scotia, Canada	2020 Voting Result: n/a	Director since 2021

Ms. Aglukkaq is an experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012-2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award. Ms. Aglukkaq was on the board of directors of TMAC Resources Inc. until its acquisition by the Company in February 2021. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg.

Value of At-Risk Investment(1) $225,618	Board/Committee Memberships	Attendance at Meetings during 2020

nil Common Shares 4,000 RSUs Has until March 11, 2026 (five years from joining the Board of Directors) to meet Director shareholding requirements	Board of Directors	n/a (was appointed to the Board on March 11, 2021)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

Sean Boyd, FCPA, FCA	Age: 62	Non-Independent

King City, Ontario, Canada	2020 Voting Result: 98.99%	Director since 1998

Mr. Boyd is the Vice-Chairman and Chief Executive Officer ("CEO") and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April 2015, he served as Vice-Chairman, President and Chief Executive Officer from February 2012; Vice-Chairman and Chief Executive Officer from 2005 to 2012; President and Chief Executive Officer from 1998 to 2005; Vice-President and Chief Financial Officer from 1996 to 1998; Treasurer and Chief Financial Officer from 1990 to 1996; Secretary Treasurer during a portion of 1990; and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young LLP). Mr. Boyd is a Chartered Accountant, a graduate of the University of Toronto (B.Comm.) and was elected as a Fellow of CPA Ontario in 2019.

Value of At-Risk Investment(1) $15,424,127	Board/Committee Memberships	Attendance at Meetings during 2020

123,455 Common Shares (having an At-Risk Investment value of $6,963,407) 150,001 RSUs (having an At-Risk Investment value of $8,460,719) 150,001 PSUs* Meets CEO shareholding requirements	Board of Directors	5/5 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

*
Performance Share Units ("PSUs") under the Company's Share Unit Plan (the "PSU Plan"), as described below

Martine A. Celej	Age: 55	Independent

Toronto, Ontario, Canada	2020 Voting Result: 98.46%	Director since 2011

Ms. Celej is a Vice-President & Director — Portfolio Manager with RBC Dominion Securities and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $1,436,790	Board/Committee Memberships	Attendance at Meetings during 2020

13,473 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee	5/5 (100%) 5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

Robert J. Gemmell	Age: 64	Independent

Oakville, Ontario, Canada	2020 Voting Result: 99.35%	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $846,066	Board/Committee Memberships	Attendance at Meetings during 2020

3,000 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee (Chair)	5/5 (100%) 5/5 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Rogers Communications Inc.	Audit and Risk Committee (Chair) Finance Committee Pension Committee

Mel Leiderman, FCPA, FCA, TEP, ICD.D	Age: 68	Independent

Toronto, Ontario, Canada	2020 Voting Result: 91.26%	Director since 2003

Mr. Leiderman is a senior consultant at the Toronto accounting firm Lipton LLP, Chartered Professional Accountants. He is a Chartered Professional Accountant and was elected as a Fellow of CPA Ontario in 2013. Mr. Leiderman is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $927,740	Board/Committee Memberships	Attendance at Meetings during 2020

13,448 Common Shares 3,000 RSUs Meets director shareholding requirements	Board of Directors Audit Committee	5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Morguard North American Residential REIT	Audit Committee (Chair)

Deborah McCombe, P. Geo.	Age: 68	Independent

Toronto, Ontario, Canada	2020 Voting Result: 99.91%	Director since 2014

Ms. McCombe is Technical Director, Global Mining Advisory at SLR Consulting ("SLR"). She has over 30 years' international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. ("RPA") when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Distinguished Lecturer on NI 43-101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe is a graduate of the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $1,235,764	Board/Committee Memberships	Attendance at Meetings during 2020

9,909 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Audit Health, Safety, Environment and Sustainable Development (Chair)	5/5 (100%) n/a* 4/4 (100%) *(was appointed to the Audit Committee as of January 1, 2021)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

James D. Nasso, ICD.D	Age: 87	Independent

Toronto, Ontario, Canada	2020 Voting Result: 97.43%	Director since 1986

Mr. Nasso, now retired, was an independent businessman who founded and ran his own successful company. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $1,363,295	Board/Committee Memberships	Attendance at Meetings during 2020

7,170 Common Shares 17,000 RSUs Meets director shareholding requirements	Chair of the Board of Directors Health, Safety, Environment and Sustainable Development Committee	5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

Dr. Sean Riley	Age: 67	Independent

Antigonish, Nova Scotia, Canada	2020 Voting Result: 99.90%	Director since 2011

Dr. Riley, now retired, served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations). He is a Member of the Order of Canada.

Value of At-Risk Investment(1) $1,175,412	Board/Committee Memberships	Attendance at Meetings during 2020

8,839 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Committee	5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

J. Merfyn Roberts, CA	Age: 70	Independent

London, England	2020 Voting Result: 97.12%	Director since 2008

Mr. Roberts, now retired, was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $1,548,188	Board/Committee Memberships	Attendance at Meetings during 2020

15,448 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee (Chair)	5/5 (100%) 5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Newport Exploration Limited	Audit Committee

Rugby Mining Inc.	Audit Committee

Jamie C. Sokalsky, CPA, CA	Age: 63	Independent

Toronto, Ontario, Canada	2020 Voting Result: 97.33%	Director since 2015

Mr. Sokalsky, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick Gold Corporation from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick Gold Corporation), including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for ten years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.).

Value of At-Risk Investment(1) $2,071,170	Board/Committee Memberships	Attendance at Meetings during 2020

24,720 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Audit Committee (Chair) Corporate Governance Committee	5/5 (100%) 4/4 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Probe Metals Inc. (Chair)	Compensation Committee (Chair) Nominating and Corporate Governance Committee (Chair)

Royal Gold Inc.	Audit and Finance Committee

(1)
Indicates the total market value of common shares and RSUs held by a director based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of C$75.67 on March 22, 2021. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

Board Skills Sets and Expertise

        As set out in the matrix below, the Company's director nominees have a wide and diverse set of skills and experience which the Company believes are well suited to fulfilling the strategies, needs and best interests of the Company, its Board of Directors and Committees.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2020 is indicated in the biography of each individual director. The overall meeting attendance in 2020 is set out below. In addition to formal board meetings, the Board of Directors also attends a series of education and other events described below under "Board of Directors Governance Matters — Director Education".

2020 Board and Committee Meetings

(1)
Board of Directors: 10 members for 5 meetings (100% attendance).

(2)
Audit Committee: 3 members for 4 meetings (100% attendance).

(3)
Compensation Committee: 3 members for 5 meetings (100% attendance).

(4)
Corporate Governance Committee: 3 members for 4 meetings (100% attendance).

(5)
Health, Safety, Environment and Sustainable Development Committee: 3 members for 4 meetings (100% attendance).

 Composition of Board Committees

        The following table sets out the composition of each Committee.

Committee	Members
Audit Committee	Jamie Sokalsky (Chair), Mel Leiderman, Deborah McCombe
Compensation Committee	Rob Gemmell (Chair), Martine Celej, Merfyn Roberts
Corporate Governance Committee	Merfyn Roberts (Chair), Martine Celej, Jamie Sokalsky
Health, Safety, Environment and Sustainable Development Committee	Deborah McCombe (Chair), James Nasso, Sean Riley

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, does not receive any remuneration for his services as a director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2020. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in US$ but, for all directors other than Dr. Baker and Mr. Roberts (who were paid in US$), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see "Director Compensation Table — 2020" on page 19 of this Circular).

Retainers payable for the year ending December 31, 2020
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Chair of the Audit Committee	$25,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000

        In addition to the annual retainers described above, each non-executive director is currently entitled to receive an annual grant of 4,000 RSUs (8,000 RSUs for the Chair of the Board). However, if a director meets the minimum common share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation corresponds directly with share price movements, thereby closely aligning director and shareholder interests. Directors are not eligible to receive options ("Options") to purchase common shares of the Company pursuant to the Stock Option Plan.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, the Company has adopted a Minimum Shareholding Requirement Policy for the Board of Directors. Pursuant to this policy, non-executive directors are required to own a minimum of 15,000 common shares of the Company and/or RSUs (20,000 for the Chair of the Board). Directors have five years from the date of joining the Board of Directors to achieve the minimum ownership level through open market purchases of common shares or grants of RSUs. Mr. Boyd is subject to the Chief Executive Officer shareholding requirements set out under "Share Ownership" on page 52 of this Circular.

        As of March 22, 2021, all of the directors have satisfied the minimum share ownership requirement, other than Ms. Aglukkaq, who has until March 11, 2026 (being five years from the date of Ms. Aglukkaq becoming a director), to satisfy the minimum share ownership requirement.

        The following table sets out the number and the value of common shares and RSUs held by each director of the Company.

Director Shareholdings Table

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 22, 2021
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leona Aglukkaq(2)	nil	nil	4,000	225,618	March 11, 2026
Sean Boyd	123,455	6,963,407	150,001	8,460,719	Meets CEO Guideline(3)
Martine A. Celej	13,473	759,937	12,000	676,853	Meets Guideline
Robert J. Gemmell	3,000	169,213	12,000	676,853	Meets Guideline
Mel Leiderman	13,448	758,527	3,000	169,213	Meets Guideline
Deborah McCombe	9,909	558,911	12,000	676,853	Meets Guideline
James D. Nasso	7,170	404,420	17,000	958,875	Meets Guideline
Sean Riley	8,839	498,559	12,000	676,853	Meets Guideline
John Merfyn Roberts	15,448	871,335	12,000	676,853	Meets Guideline
Jamie C. Sokalsky	24,720	1,394,317	12,000	676,853	Meets Guideline

(1)
Indicates the total market value of common shares and RSUs held by a director based on the closing price of the Company's common shares on the TSX of C$75.67 on March 22, 2021. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
Ms. Aglukkaq joined the Board of Directors on March 11, 2021.

(3)
Mr. Boyd is subject to the CEO shareholding requirements set out under "Share Ownership" on page 52 of this Circular.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

 Director Compensation Table — 2020

Name	Fees Earned(1)	Share- Based Awards(2)	Option- Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leona Aglukkaq(5)	nil	nil	n/a	nil	n/a	n/a	nil
Leanne M. Baker(6)	125,000	61,480	n/a	176,615	n/a	n/a	363,095
Martine A. Celej	100,000	238,140	n/a	nil	n/a	n/a	338,140
Robert Gemmell	125,000	238,140	n/a	nil	n/a	n/a	363,140
Mel Leiderman	100,000	59,535	n/a	176,615	n/a	n/a	336,150
Deborah McCombe	115,000	238,140	n/a	nil	n/a	n/a	353,140
James D. Nasso	225,000	59,535	n/a	412,102	n/a	n/a	696,637
Sean Riley	100,000	238,140	n/a	nil	n/a	n/a	338,140
John Merfyn Roberts	115,000	238,140	n/a	nil	n/a	n/a	353,140
Jamie C. Sokalsky	100,000	238,140	n/a	nil	n/a	n/a	338,140

(1)
All compensation was paid in Canadian dollars and is reported in U.S. dollars, except for the compensation for Dr. Baker and Mr. Roberts, which was paid and reported in U.S. dollars.

(2)
Represents the fair value of the RSUs granted, which were calculated by multiplying the number of RSUs granted by the "Market Price" of the Company's common shares as provided for in the RSU Plan. For each director, other than Dr. Baker, the Market Price was C$79.87. For Dr. Baker, the Market Price was $61.48. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(3)
Option-based awards are not granted to directors.

(4)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company's common shares on the TSX on the grant date, being January 2, 2020, of C$78.98. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(5)
Ms. Aglukkaq joined the Board of Directors on March 11, 2021.

(6)
Dr. Baker passed away in December 2020.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2020

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leona Aglukkaq(4)	nil	nil	nil
Leanne M. Baker(5)	nil	210,480	176,615
Martine A. Celej	nil	267,122	nil
Robert Gemmell	nil	267,122	nil
Mel Leiderman	nil	66,780	176,615
Deborah McCombe	nil	267,122	nil
James D. Nasso	nil	534,243	412,102
Sean Riley	nil	267,122	nil
John Merfyn Roberts	nil	267,122	nil
Jamie Sokalsky	nil	267,122	nil

(1)
Option-based awards are not granted to directors and no outstanding Options that vested were held by directors during 2020.

(2)
Represents the RSUs that vested in 2020. For each director, other than Dr. Baker, the value is calculated as the number of RSUs which vested in 2020 multiplied by C$89.59 (the price of the common shares of the Company on the TSX at the time of vesting). For

  Dr. Baker, the value is calculated as the number of RSUs which vested in 2020 multiplied by $70.16 (the closing price of the common shares of the Company on the NYSE on the date of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company's common shares on the TSX on the grant date, being January 2, 2020, of C$78.98. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(4)
Ms. Aglukkaq joined the Board of Directors on March 11, 2021.

(5)
Dr. Baker passed away in December 2020. In accordance with the terms of the RSU Plan, all RSUs vest at the time of death of an RSU holder.

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2020.

Outstanding Incentive Plan Awards Table — 2020

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(2)
	(#)	($)		($)	(#)	($)
Leona Aglukkaq(3)	nil	nil	nil	nil	nil	nil
Martine A. Celej	nil	nil	nil	nil	8,000	534,243
Robert Gemmell	nil	nil	nil	nil	8,000	534,243
Mel Leiderman	nil	nil	nil	nil	2,000	133,561
Deborah McCombe	nil	nil	nil	nil	8,000	534,243
James D. Nasso	nil	nil	nil	nil	9,000	601,023
Sean Riley	nil	nil	nil	nil	8,000	534,243
John Merfyn Roberts	nil	nil	nil	nil	8,000	534,243
Jamie Sokalsky	nil	nil	nil	nil	8,000	534,243

(1)
Option-based awards are not granted to directors and no outstanding Options were held by directors as at December 31, 2020.

(2)
Represents the value of the RSUs granted based on the closing price of the Company's common shares on the TSX of C$89.59 on December 31, 2020. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(3)
Ms. Aglukkaq joined the Board of Directors on March 11, 2021.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Committee meetings held in 2020.

Director Attendance — 2020

Director	Board Meetings Attended	Committee Meetings Attended
Leona Aglukkaq(1)	n/a	n/a
Leanne M. Baker	5 of 5	4 of 4
Sean Boyd	5 of 5	n/a
Martine A. Celej	5 of 5	9 of 9
Robert Gemmell	5 of 5	5 of 5
Mel Leiderman	5 of 5	4 of 4
Deborah McCombe	5 of 5	4 of 4
James D. Nasso	5 of 5	4 of 4
Sean Riley	5 of 5	4 of 4
John Merfyn Roberts	5 of 5	9 of 9
Jamie Sokalsky	5 of 5	8 of 8

(1)
Ms. Aglukkaq joined the Board of Directors on March 11, 2021.

Cease Trade Orders and Bankruptcies

        To the Company's knowledge, as at March 22, 2021 or within the last ten years, no proposed director of the Company is or has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Company):

  (i)
  subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

  (ii)
  subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

  (b)
  a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

    (i)
    Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On April 30, 2014, Colossus announced that it had completed the implementation of the previously announced court-approved proposal and plan of reorganization filed under the Bankruptcy and Insolvency Act (Canada); and

    (ii)
    Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. ("NBFI") from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI

      (the "March Order"). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the "June Order" and, together with the March Order, the "Orders"). The Orders were issued in response to NBFI's failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.

        In addition, to the Company's knowledge, as at March 22, 2021 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board of Directors Governance Matters

Majority Voting Policy

        The Board of Directors has adopted a Majority Voting Policy that provides that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chair of the Board immediately following the shareholders' meeting. The Corporate Governance Committee will then consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. A resignation shall be effective immediately upon acceptance by the Board. The Board of Directors will make its final decision and announce it in a news release (including fully stating its reasons for rejecting the resignation, if applicable) within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

Diversity

        The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board considers diversity to include different genders, ages, cultural backgrounds, races, ethnicities, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, "diversity" includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity (specifically including gender) as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees. Ultimately, Board appointments are based on the skills, experiences, competencies and qualifications identified by the Board of Directors as being in the best interests of the Company and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy's effectiveness and the Company's progress is fostering diversity at the board level.

        The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. Assuming all nominated directors are elected at the Meeting, the proportion of women on the Board would be 33.3% (3 of 9) of the non-executive directors, the proportion of Aboriginal directors would be 11% (1 of 9) of the non-executive directors, the proportion of women on the entire Board of Directors would be 30% (3 of 10) of all directors, the proportion of Aboriginal directors on the entire Board of Directors would be 10% (1 of 10) of all directors and the proportion of women Committee chairs is currently 25% (1 of 4). The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.

Annual Director Assessments

        The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Chair of the Board. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.

Resignation Policy

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, it has determined that the best means of ensuring director effectiveness is through the rigorous annual performance evaluations described under "Annual Director Assessments" and not adherence to arbitrary timelines. In conjunction with the annual performance assessments, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the strategies, needs and best interests of the Company. As discussed in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors", the Board has adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Director Education

        The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governance norms and practices.

        In 2020, the following director education activities took place:

Date(s)	Activities	Attendance

February 13, April 30, July 29 and October 28	Comprehensive updates by senior management at the quarterly Board and Committee meetings	All directors

July 28	Director Education Session (included presentations on the Company's response to COVID-19, health and safety benchmarking and the evolution of the Company's life of mine and budgeting process)	All directors

Throughout 2020	Beginning in March 2020, the Board held nine update sessions with management to understand the impacts of COVID-19 on the Company and the steps that the Company was taking to respond thereto	All directors for six of the nine updates, nine of ten directors for three of the updates

December 16 and 17	Comprehensive presentations on strategic matters, status of projects, technical matters, outlook, leadership development programs and COVID-19	All directors other than Dr. Baker

Shareholder Engagement

        The Board and management recognize the importance of an open and consistent engagement process with the Company's shareholders and other stakeholders. This engagement process is effected by several means, including through the Company's annual and quarterly reports, annual information form, management proxy circular, annual report, annual general meeting of shareholders, quarterly conference calls, news releases, website, discussions with various investor stewardship or corporate governance departments of the Company's shareholders, industry conferences and an extensive and comprehensive program for members of senior management (and, on occasion, directors) to personally meet with the Company's existing and potential shareholders throughout the year (in 2020, meetings were held with individuals and representatives of entities holding, in aggregate, more than 50% of the outstanding shares of the Company).

        Shareholders may provide comments directly to the Board by addressing correspondence to the Chair of the Board, Agnico Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario, Canada, M5C 2Y7, which will be forwarded to the independent Chair (except for solicitations for purchase or sale of products or services, or similar correspondence) or by e-mail to board@agnicoeagle.com.

Diversity, Equity & Inclusion

        The Board and management view diversity and inclusion as essential to the growth and success of the Company. In support of this view, the Company implemented a Diversity and Inclusion Policy in December 2018. This policy values diversity and inclusion across all aspects of the Company.

        Management has developed a global long term strategy of priorities to accelerate and broaden the Company's approach to diversity and inclusion. The priorities cover four key areas: understanding the composition of the Company's communities and workforce; increasing awareness through training and resources; opening doors by providing opportunities for education, training and jobs; and partnering for success with industry associations, suppliers and interested groups. In addition, the Company has dedicated an experienced resource to advancing the Company's diversity and inclusion strategy.

        In that context, the Company aims to create an inclusive environment where the diversity of perspectives, experiences, cultures, genders, ages and skills of employees can be leveraged at every level and the Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of diverse candidates in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of diverse candidates in leadership positions, rather than the attainment of quotas.

        In particular, the Company continues to identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry. In Canada, the Company is focused on its Northern Operations on eliminating systemic barriers that affect Inuit women at the Company's sites in Nunavut. In addition, the Company is increasing awareness in the context of diversity and inclusion in the North, by building self-awareness and leadership skills to further the development of women.

        The Company does not set any fixed percentages or quotas regarding women in executive officer positions as it does not believe that gender alone should be the overriding factor when selecting the best candidate, rather all factors should be considered when assessing and determining the merits of a potential executive officer. Traditionally, the mining industry has not had a large group of female professionals from which to draw upon. To address this issue, the Company has continued its efforts to increase the number of women entering its workforce. In 2020, women represented approximately 15% of the Company's global workforce (and 8% of the Company's senior corporate executives). In addition, one of the Company's Named Executive Officers is a visible minority (20%). As the Company plans for the future, efforts have been made and will be increased to include gender diverse candidates in the Company's succession planning and recruitment initiatives.

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2020 and 2019 are set out below.

	Year ended December 31, 2020(1)	Year ended December 31, 2019(2)
	($ thousands)	($ thousands)
Audit fees	2,316	2,215
Audit-related fees	93	75
Tax consulting fees	256	754
All other fees	175	36

Total	2,840	3,080

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2020 have been mailed to the Company's shareholders with this Circular.

Three Year Burn Rate

        The annual burn rate for each of the three most recently completed fiscal years for each security-based compensation arrangement (being the Stock Option Plan and Company's Incentive Share Purchase Plan (the "Incentive Share Purchase Plan")) are as follows:

	2020	2019	2018
Weighted Average Number of Outstanding Shares	241,508,347	236,933,791	233,251,255
Number of Options Granted	1,583,150	2,118,850	1,990,850
Number of Shares issued under the Incentive Share Purchase Plan	351,086	435,420	515,432

        Therefore, the burn rates for the Stock Option Plan have been: 2020 — 0.66%; 2019 — 0.89%; and 2018 — 0.85%. The burn rates for the Incentive Share Purchase Plan have been: 2020 — 0.15%; 2019 — 0.18%; and 2018 — 0.22%. The aggregate burn rates for the combined security-based compensation arrangements have been: 2020 — 0.80%; 2019 — 1.08%; and 2018 — 1.07%. The stable to declining aggregate burn rates for all plans demonstrate management's ongoing commitment to control the impact of compensation arrangements on dilution while fostering alignment of employee and shareholder interest.

Amendments to the Stock Option Plan

        The Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company's common shares. Details on the Stock Option plan can be found on page 57 of this Circular.

        Currently, the Company has reserved 35,700,000 common shares for issuance under the Stock Option Plan. As at March 22, 2021, 33,671,276 Options have been granted under the Stock Option Plan (not including Options that were granted but subsequently cancelled or expired), with 2,028,724 Options available for future grants, representing 13.82% and 0.83%, respectively, of the 243,695,359 common shares issued and outstanding as at March 22, 2021. As at March 22, 2021, 4,812,417 Options granted under the Stock Option Plan were unexercised and 28,858,859 Options granted under the Stock Option Plan had been exercised, representing 1.97% and 11.84%, respectively, of the 243,695,359 common shares issued and outstanding as at such date.

        The need to attract and retain skilled employees remains particularly important to the success of the Company. The Company considers grants of Options under the Stock Option Plan to be a key factor in its ability to attract and retain skilled and experienced personnel at many levels. This is reflected by the granting of

Options not only to executives (the Company does not grant Options to directors, the CEO or the President and the trend over the past few years has been to gradually decrease the amount of Options granted to officers (see "Letter from the Compensation Committee"), but also to a large number of other employees to enhance their incentive to continue to grow per share value. In 2021, approximately 246 employees (including executives) were granted Options (229 in 2020; 242 in 2019).

        The Company's practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet and it is important that the number of Options available to be granted under the Stock Option Plan be increased to maintain this practice and thereby fostering the growth and performance of the Company.

        The aggregate number of outstanding Options as at December 31, 2020 was 3,421,404, representing 1.41% of the common shares issued and outstanding as at December 31, 2020 (being 243,301,195 common shares) and 1,583,150 Options were granted in 2020 representing 0.65% of all common shares issued and outstanding as at December 31, 2020.

        The Board, on the recommendation of the Compensation Committee, is recommending to increase the number of common shares reserved for issuance under the Stock Option Plan by 3,000,000 common shares from 35,700,000 common shares to 38,700,000 common shares, representing: i) 1.23%, 14.67% and 15.91%, respectively, of the 243,301,195 common shares issued and outstanding as at December 31, 2020; and ii) 1.23%, 14.65% and 15.88%, respectively, of the 243,695,359 common shares issued and outstanding as at March 22, 2021. The aggregate number of outstanding Options at December 31, 2020 (being 3,421,404), together with the proposed increase of 3,000,000 represents 2.64% of the common shares issued and outstanding as at December 31, 2020 (being 243,301,195 common shares). The common shares available for grant, including the proposed increase, less the outstanding Options and the Options exercised as at December 31, 2020 is 6,602,050, which represents 2.71% of the common shares issued and outstanding as at December 31, 2020. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve this proposed amendment to the Stock Option Plan. If the resolution is approved, the number of common shares available for future Option grants will be 5,028,724, representing 2.06% of the 243,695,359 common shares issued and outstanding as at March 22, 2021.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the enclosed form of proxy intend to vote your common shares FOR the proposed amendments to the Stock Option Plan.

        The Company has two security based compensation arrangements pursuant to which common shares may be issued from treasury:

    1.        the Stock Option Plan pursuant to which 9,841,141 common shares are issuable, if the resolution is approved, representing 4.04% of the Company's 243,695,359 issued and outstanding common shares as at March 22, 2021; and

    2.        the Incentive Share Purchase Plan pursuant to which 870,369 common shares are issuable, representing 0.36% of the Company's 243,695,359 issued and outstanding common shares as of March 22, 2021.

        Accordingly, if the resolution is approved, an aggregate number of 10,711,510 common shares will be issuable under all security based compensation arrangements of the Company, representing 4.40% of the Company's 243,695,359 issued and outstanding common shares as of March 22, 2021.

Advisory Vote on Approach to Executive Compensation

        The Board of Directors believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 32 of this Circular. In line with corporate governance best practices in respect of executive compensation, commonly known as "Say on Pay", the Board of Directors has determined to provide shareholders with a "Say on Pay" advisory vote at the Meeting to endorse or not endorse the Company's approach to executive compensation. At the Company's last annual and special meeting of shareholders held on May 1, 2020, 95.42% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (a significant increase from the 71.77% of shares voted in favour at the April 26, 2019 meeting).

        At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix D:

    BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

    1.        on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation and, if warranted, will refine the Company's approach to executive compensation in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Letter from the Compensation Committee

March 22, 2021

Dear Fellow Shareholders:

        2020 was a year which saw unprecedented challenges associated with the COVID-19 pandemic, but also a year in which our people demonstrated remarkable resiliency, innovation and teamwork. In the second quarter of 2020, operations at seven of the Company's eight mines were suspended or reduced — by the end of June, however, all operations were back to full production and the second half of 2020 achieved the strongest six-months of production and the greatest cashflow generation in the 63-year history of the Company. While facing these challenges, the Company also successfully positioned itself to enter 2021 prepared to set new production records and see continued growth for years to come.

        As important as what was achieved is how it was achieved. The Company recognized that the challenges of 2020 were an opportunity to step up and help our communities in a time when they needed help most. In every region we operate in, the Company went the extra mile to do what it could to help, and we made a difference.

        While facing these challenges, we remained committed to our philosophy that "pay-for-performance" and "alignment with shareholders" should continue to guide our executive compensation practices. This letter describes the performance of the Company in 2020, adjustments made with respect to COVID-19 and a discussion of the Company's practices for short and long term incentives.

2020 Performance

        The overall performance of the Company in 2020 was mixed. The Company successfully confronted the unprecedented challenges presented by the COVID-19 pandemic and annual gold production of 1,736,568 ounces was achieved, exceeding the Company's updated guidance released on April 30, 2020. Importantly, these ounces were produced safely, as the Company acheived the second lowest Global Combined Frequency of Accidents result in the Company's history. However, annual total cash costs per ounce of $775 and annual all-in sustaining costs of $1,051 were both above the midpoint of the updated cost guidance for 2020 — primarily due to higher costs at the Kittila mine resulting from contractor cost pressures and higher costs per ounce at several of the Company's operations related to lower gold production at those sites resulting from the temporary shutdowns or reduction in activities in the second quarter of 2020. In addition, early in 2020 the Company experienced operational issues at its LaRonde, Meadowbank and Meliadine operations, though these issues were successfully resolved by the second quarter.

        Mineral reserves at the end of 2020, net of 2020 production, increased by approximately 12% from 2019. While measured and indicated mineral resources decreased by approximately 15% (largely due to conversion into mineral reserves), inferred mineral resources increased by approximately 9% from the end of 2019 to the end of 2020 — demonstrating project pipeline potential to support future production growth.

        Quarterly dividends were increased in 2020 — by 75% ($0.20 to $0.35) in October.

2020 Compensation

COVID-19 Adjustments

        In the second quarter of 2020, due to the uncertainty resulting from the COVID-19 pandemic and with the suspension or reduction of operations at seven of the Company's eight mines, the salary of each of the Company's executives, other than the Chief Executive Officer, was reduced in order for the Company to conserve cash. In the case of the Chief Executive Officer, rather than a reduction in salary, Mr. Boyd committed to a significant reduction of his Short Term Incentive Plan ("STIP") award.

        For 2020, the Compensation Committee initially awarded Mr. Boyd a short term incentive award of C$4.75 million, having regard to, among other things, his accomplishments achieved during the year as well as the significant increase in the Company's market capitalization over the course of the year. However, we determined that, notwithstanding we were prepared to award Mr. Boyd a short term incentive award of C$4.75 million, having regard to the fact that Mr. Boyd had committed to a reduction of his short term incentive award of C$1 million in response to the COVID-19 pandemic, the Compensation Committee would approve a short term incentive award of C$3.75 million. We commend Mr. Boyd for his leadership throughout the COVID-19 pandemic and results that the Company achieved while facing these unprecedented challenges.

Short Term Incentive Plan

        In 2018, we substantially revised and replaced our STIP to incorporate: (1) an emphasis on clear, easy to measure targets and comparing performance against these identified targets; (2) a greater emphasis on per share results (including cash flow per share, dividends per share, and mineral reserve and mineral resource replacement per share) and profitability measures (such as return on invested capital); and (3) a more detailed explanation of the rationale behind the performance metrics and actual results versus targets.

        The STIP is now broadly based on what the Company considers to be the three pillars of a successful company: (1) people — the health and safety of our workforce is of the highest priority; positive relations with the communities in which we operate, working in an environmentally responsible manner and in accordance with best governance practices and the development of our personnel is crucial to long-term success; (2) performance — the ability to execute in terms of both operations and financial results; and (3) pipeline — the need to build new mines efficiently, find new properties effectively and continually find more mineral reserves and mineral resources on properties we already own or through selective acquisitions. The Company believes these pillars are key factors in delivering value to shareholders.

        In 2019, the Company did not make any changes to the STIP as this was a new structure and we wished to monitor how well it functioned over multiple periods. We were pleased to see that at the Company's last annual and special meeting of shareholders held on May 1, 2020, 95.42% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (a significant increase from the 71.77% of shares voted in favour at the April 26, 2019 meeting), which we view as an indication that our approach to executive compensation, including with respect to the STIP, is largely supported by shareholders.

        In 2020, having regard to the significant level of shareholder support at the May 1, 2020 annual and special meeting of shareholders, the objectives under the STIP have remained largely the same as in prior years, however, we increased the weighting on the "Environmental, Social & Governance" category from 5% to 7.5% to reflect ever increasing focus in this area.

Long-Term incentive value is directly tied to share price performance; continued attention to dilution

        At the beginning of 2013, with the objective of more fully aligning management and shareholders interests in connection with the long-term incentive component of compensation, we decided to only grant RSUs (augmented by PSUs beginning in 2016) to the Chief Executive Officer (in addition, the President does not receive grants of Options); other senior management also receives RSUs and PSUs as well as Options, but the awards of Options are being gradually reduced over time (with respect to 2020 performance, officers received, in aggregate, 186,000 Options; 2019 — 200,500 Options; 2018 — 278,000 Options; 2017 — 349,000 Options). Since 2013, the Chief Executive Officer has received a fixed, flat amount of RSUs annually (changed to 50% RSUs and 50% PSUs in 2016). Since 2017, the President also receives a fixed, flat amount of RSUs and PSUs (50% RSUs and 50% PSUs). Accordingly, as the number of RSUs and PSUs awarded to the Chief Executive Office and President are fixed, the value of these awards fluctuates directly with changes in the Company's share price. In 2020, 62% of the total compensation of the Named Executive Officers was comprised of the value of the long-term incentive awards, with 60% of the total compensation being the value of RSUs and PSUs, which are purchased in the market and are therefore non-dilutive.

        In addition, the Company's practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet to fostering the growth and performance of the Company. As discussed on page 26 under "Three Year Burn Rate", the level of dilution associated with the Stock Option Plan has declined over the last three years and the Compensation Committee believes that this level of dilution is reasonable, particularly given that of the Options granted with respect to 2020 performance, approximately 88% were awarded to employees below the level of officer.

Conclusion

        We understand that compensation programs are not static and we will continue to review and consider other metrics which could potentially be used as factors when assessing and evaluating performance in the context of compensation adjustments and awards.

        The Board and Compensation Committee believe that the compensation practices of the Company achieve the objectives of "pay-for-performance" and "alignment with shareholders". The Board and management remain committed to delivering superior performance in a challenging environment, for the benefit of you, our owners.

        We trust that you agree with our approach and we look forward to continuing to deliver value to you.

Robert Gemmell (Chair)	Martine Celej	J. Merfyn Roberts

Compensation Discussion & Analysis

Role of the Compensation Committee

        The Compensation Committee exercises broad oversight responsibilities regarding Board, executive and senior management compensation. The Compensation Committee reviews, approves and recommends to the Board for its approval the Company's compensation policies. The Compensation Committee also reviews, approves and makes recommendations to the Board concerning the compensation proposed to be paid to the Board, Chief Executive Officer, President and other officers and senior management of the Company as well as awards proposed to be made to them under the Company's incentive plans. In conjunction with the Board, the Compensation Committee also reviews the Company's management development programs, its succession plans relating to senior management and performance goals and thresholds to be achieved under its incentive plans. As a means of assisting the Compensation Committee, management researches external sources for compensation data and external compensation consultants may be retained from time to time.

        A key compensation objective of the Company is that compensation should be aligned with performance. In 2020, performance highlights included, among other things:

  •
  successfully confronting the unprecedented challenges presented by the COVID-19 pandemic, including ramping up production following the suspension or reduction of operations at seven of the Company's eight mines in the second quarter of 2020 and implementing extraordinary measures with a focus on protecting the health and safety of the Company's employees, on protecting and supporting the communities in which the Company operates and on protecting the Company's operations;

  •
  achieving the second lowest Global Combined Frequency of Accidents result in the Company's history;

  •
  annual production of 1,736,568 ounces of gold, exceeding the Company's updated guidance released on April 30, 2020;

  •
  achieving record net income and cash provided by operating activities;

  •
  gold mineral reserves (net of production) increased by 12%;

  •
  while measured and indicated mineral resources decreased by 15%, largely due to conversion into mineral reserves, inferred mineral resources increased by approximately 9%;

  •
  advancing the Odyssey project and Amaruq underground project in order to be approved for development in February 2021, completing the Kittila mill expansion (ahead of schedule) and advancing the Kittila shaft sinking project; and

  •
  increasing quarterly dividends in 2020 — by 75% ($0.20 to $0.35) in October.

Named Executive Officers

        For purposes of the Compensation Discussion & Analysis section of this Circular, the focus will solely be on the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers of the Company (the "Named Executive Officers"). The following table sets out the Company's Named Executive Officers for 2020.

Name	Title
Sean Boyd	Vice-Chairman and Chief Executive Officer
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Ammar Al-Joundi	President
Yvon Sylvestre(1)	Senior Vice-President, Advisor — Operations
Jean Robitaille	Senior Vice-President, Corporate Development, Business Strategy & Technical Services

(1)
Mr. Sylvestre retired on December 31, 2020.

Compensation Program Philosophy

        Management of the Company, including the Named Executive Officers, have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  ensure that the interests of the Named Executive Officers and the Company's shareholders are aligned;

  •
  be competitive in order to attract and retain Named Executive Officers with the skills and talent needed to lead and grow the Company's business; and

  •
  provide a strong incentive to achieve the Company's goals.

Elements of Compensation

        The compensation paid to the Company's Named Executive Officers has four components:

  •
  base salary and benefits;

  •
  short-term incentive compensation (annual bonus);

  •
  long-term incentive compensation that may consist of grants of RSUs, PSUs and Options (other than for the Vice-Chairman and Chief Executive Officer and the President) as well as optional participation in the Incentive Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits (pension).

Compensation Considerations

        The Compensation Committee begins to review corporate and management performance in October of each year and, after several formal and informal meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, the timing related to compensation matters is as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long-term incentive grants (RSUs, PSUs or Options) relating to performance in the current year are awarded early in January of the next calendar year.

        When conducting its evaluation of each Named Executive Officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer for each Named Executive Officer (other than the Vice-Chairman and Chief Executive Officer) and an evaluation prepared by the Chair for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations made by the Compensation Committee and gives final approval on the compensation of the Named Executive Officers. The Board of Directors has complete discretion over the amount and composition of each Named Executive Officer's compensation.

        In 2020, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group (the "Internal Survey") and surveys provided by several compensation firms, notably the 2019 Mercer Mining Industry Compensation Survey "Mining Industry Salary Survey — Corporate Report" (the "Mercer Mining Survey"). This market information, among other things, was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments and the bonuses for the Company's officers and long-term incentive grants.

Compensation Consultant

        The Compensation Committee has retained Meridian Compensation Partners ("Meridian") as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2020 included a market review of Board of Directors' compensation and advice regarding certain aspects of the RSU Plan.

        The Compensation Committee does not direct Meridian to perform services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation consulting services. The aggregate fees related to the executive and directors compensation consulting services paid to Meridian for the past two years were:

Executive Compensation-Related Fees

Type of Work	2020(1)	2019(2)
Services related to executive and director compensation	$19,155	$11,517
All other fees	nil	nil
Total	$19,155	$11,517

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

Risk Considerations

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in or encourage behavior that is inconsistent with the goals and objectives of the Company.

        The Company continues to experience changes in production, mineral reserves, mineral resources, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, the Board believes that it is important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company. As part of its ongoing oversight duties, the Compensation Committee considers the implications of risk associated with the Company's compensation policies and practices having regard to various elements such as, among other things, retention of key personnel and appropriate performance targets that reward and align performance with compensation. The Company believes that its current compensation policies and practices achieves a proper balance between compensation to reflect both annual performance and long-term value creation. While there is a certain level of overlap between the metrics used for assessing performance under the STIP and the PSU Plan (for example, both include reference to total shareholder return, production and costs): (i) the time periods over which the metrics are assessed vary; (ii) when assessed on a relative basis, the peer groups used vary; and (iii) the weightings assigned to each metric vary. Based on these differences, and the fact that three elements are among the most important factors used by shareholders in assessing the Company's performance, the Company believes these metrics are appropriate and do not create compensation related risk.

        The Company has an anti-hedging policy, set out in the Company's Code of Business Conduct and Ethics, that prohibits all directors and officers from short-selling or trading in derivatives of the Company's securities. In addition, Named Executive Officers are required to own a minimum number of common shares to foster the alignment of management and shareholder interests (see "Share Ownership" on page 52 of this Circular).

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional market in which the Named Executive Officer is located. Base salary levels take into account each Named Executive Officer's individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for Named Executive Officers to encourage achievement of the Company's goals while aligning their interests with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar characteristics as the Company. In the Internal Survey, the Company reviewed the 2020 publicly available information of ten mining companies: Barrick Gold Corporation, B2Gold Corp., Cameco Corporation, First Quantum Minerals Ltd., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newmont Corporation, Teck Resources Limited and Yamana Gold Inc. The information reviewed reflected actual compensation paid in 2019.

        The factors for selecting the companies in the Internal Survey generally included whether: (i) the company operates in the mining sector with a focus on exploration, development and production; (ii) the company has a listing on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the market capitalization of the companies in the peer group are reasonably comparable to the Company, having regard to the limitation of the overall size of the market of comparable companies. The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of mining industry salaries (primarily gold companies) and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes for management personnel. The Company uses a different selection of peer group companies for different purposes, including: (1) assessing the appropriate level of base salaries for the Named Executive Officers; (2) assessing relative Total Shareholder Return as a STIP metric; and (3) assessing relative Total Shareholder Return and Multiple to Net Asset Value rank as PSU metrics. For the reasons behind these different peer group selections, see footnote (8) on page 38 of this Circular for the peer group used as a STIP metric and page 49 of this Circular for the peer group used for PSU metric purposes.

        The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 44 Canadian mining companies as at April 1, 2020. Of these 44 companies, approximately half were listed on both the TSX and a US based stock exchange and only two were larger than the Company, as measured by market capitalization.

        The Company does not use the base salaries of top executives in peer group companies to set the Named Executive Officers base salaries; for instance, there is no policy or practice that the Named Executive Officers salaries must be within a certain quartile of the base salaries of top executives in peer group companies. Rather, the information from the Internal Survey was used to clarify the position for the Named Executive Officers and to evaluate the compensation of the other executive officers of the Company, while the information from the external survey was used to verify that the results of the Internal Survey are consistent with Canadian and U.S. industry standards. Initially, the base salaries of the Named Executive Officers were set in 2020 to increase slightly when compared to 2019. However, in the second quarter of 2020, due to the uncertainty resulting from the COVID-19 pandemic and with the suspension or reduction of operations at seven of the Company's eight mines, the salary of each of the Company's executives (including the Named Executive Officers, other than Mr. Boyd) was reduced in order for the Company to conserve cash. In the case of Mr. Boyd, rather than a reduction in salary, Mr. Boyd committed to a reduction of his short term incentive award (see "2020 Individual Performance Factors for Named Executive Officers — Sean Boyd — Vice Chairman and Chief Executive Officer"). Because 2020 base salary adjustments (which reflect 2019 performance) are made at the beginning of 2020 but not disclosed in a management proxy circular until almost fifteen months later, there can sometimes a perceived disconnect between pay and performance.

Incentive Compensation

        Incentive compensation is contingent upon the performance of the Company and the individual's contribution toward that performance. Incentive compensation may consist of cash bonuses and long-term incentive compensation in the form of grants of Options under the Stock Option Plan, units under the Company's RSU Plan and units under the Company's PSU Plan. Any award or grant of incentive compensation is discretionary.

a.     Short-Term Incentives

Philosophy

        The Company's policy with respect to short-term incentives is to ensure that proper criteria are used to measure and reward the performance of senior executives and management within the organization.

        The overall percentage of incentive compensation should reflect market best practices with respect to incentive compensation, as determined based on the review of external sources of compensation data from peer companies. It should also reflect the equity principles and practices adopted and fostered by the Company.

        The short-term incentive policy links the contributions of the Named Executive Officers with business performance by rewarding achievements. Short-term incentive compensation is results-driven, and targets must be achieved for the incentive payout to be earned.

Calculation

        The STIP award amount is calculated as follows:

Target Incentive Levels

        Target incentive levels are defined as a percentage of base salary and vary by role in the Company and position level. For the Named Executive Officers, the target incentive levels are as follows:

Name	Target Incentive Level	Maximum Incentive Payout
Sean Boyd	200%	300%
David Smith	80 - 100%	120 - 150%
Ammar Al-Joundi	125%	187.5%
Yvon Sylvestre	80 - 100%	120 - 150%
Jean Robitaille	80 - 100%	120 - 150%

Individual Performance Factor

        The individual performance of each Named Executive Officer is assessed each year during the annual review process and an individual performance factor is set by the Compensation Committee with respect to the Vice-Chairman and Chief Executive Officer and by the Vice-Chairman and Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.

        The Compensation Committee can augment the bonus payout to the Vice-Chairman and Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Vice-Chairman and Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position. See below for details.

Corporate Performance Factor

        Each year, specific corporate objectives are established by the Compensation Committee with an aim to fulfill the Company's strategy. The key performance measures and relative weight applied to each key performance measure may vary from year to year to reflect the Company's then current focus, while always having regard to the Company's strategy and compensation philosophy. For example, while the objectives for 2020 were largely the same as for 2019, the Company increased the weighting on the "Environmental, Social & Governance" category from 5% to 7.5% to reflect ever increasing focus in this area. The Corporate Performance is assessed by the Vice-Chairman and Chief Executive Officer and President and approved by the Board against criteria determined by the Board.

2020 Corporate Performance Score

        For 2020, the corporate objectives and performance were as follows:

Category	Key Performance Measure	Weight	2020 Performance Objectives Target	2020 Results Assessment	2021 Target

People (25%)	Health & Safety — Global Combined Frequency of Accidents(1)	12.5%	1.05	12.5	1.0
	Environmental, Social & Governance(2)	7.5%	Measurable Key Indices & Judgment based	7.0	Measurable Key Indices & Judgment based
	People Development(3)	5%	Judgment based	5.0	Judgment based

Performance	Production(4)	10%	1.875MM pre-Covid*	7.0	2,047,500***
			1.705MM post-Covid**
—	Total Cash Costs(4)	7.5%	$725-$775/oz pre-Covid*	4.0	$700-750***
			$740-$790/oz post-Covid**
Operational (25%)	All-In Sustaining Costs(4)	7.5%	$975-$1,025/oz pre-Covid* $1,025-$1,075/oz post-Covid**	3.5	$950-1,000***

Performance —	Operating Cash Flow Per Share(5)	5%	Positive and increasing over time	5.0	Positive and increasing over time
Financial	Return on Invested Capital(6)	5%	Long term goal of 10-15%	3.0	Long term goal of 10-15%
(25%)	Dividends Per Share(7)	5%	Growth over time	5.0	Growth over time
	TSR(8)	10%	Absolute and relative to peer group	5.0	Absolute and relative to peer group

Pipeline	Capital Project Execution(9)	10%	On time and on budget	8.0	On time and on budget
(25%)	Mineral Reserves Per Share(10)	5%	Growth over time	5.0	Growth over time
	Mineral Resources Per Share(11)	5%	Growth over time	5.0	Growth over time
	Corporate Development Pipeline(12)	5%	Judgment based	4.0	Judgment based

Total Result				79.0

*
Guidance from February 13, 2020 news release (withdrawn on March 24, 2020)

**
Revised guidance from July 29, 2020 news release (which took into account expected full-year impact of COVID-19)

***
Guidance from February 11, 2021 news release (please see the AIF and the MD&A for a discussion of the material assumptions and factors on which this guidance is based)

(1)
The Company is shifting to aspirational zero harm safety targets and leading performance indicators. This measure is assessed against the Company's target for Global Combined Frequency of Accidents, which includes contractors, and is defined as:

[lost time accidents + light duty assignments] × 200,000
number of hours worked during the period

  The result is then adjusted taking into account the occurrence of any fatalities at the Company's operations as well as other appropriate factors.

(2)
This measure is assessed against both (i) objective targets and measures of key indices (including third-party rankings), and (ii) through judgment-based analysis considering important initiatives/actions in areas more relevant to the Company's situation and operating environments.

(3)
This measure is judgment based and is assessed against the development of the Company's succession plans for all critical positions as well as the training and development of the future leaders of the Company, while maintaining the Company's culture.

(4)
These measures are assessed against the guidance set out in the Company's February 13, 2020 news release. Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. For more information, please see "Note to Investors Concerning Certain Measures of Performance". For 2020, the revised guidance from the July 29, 2020 news release (which took into account expected full-year impact of COVID-19) was also considered for assessment purposes.

(5)
This measure is both target (against internal budget) and judgement based and is assessed against the Company's goal of increasing Operating Cash Flow per Share over time, while taking into account competing uses of cash. Operating Cash Flow Per Share is defined as:

cash provided by operating activities before working capital adjustment weighted average number of common shares outstanding (basic)

(6)
This measure is judgment based and is assessed against the Company's goal of achieving a Return on Invested Capital of 10-15%, while taking into account the gold price environment. This metric measures the returns generated from capital invested in the Company's existing operating mines. Return on Invested Capital is defined as:

Adjusted NOPAT
average invested capital

  where "Adjusted NOPAT" is equal to:

Net Income (loss) for the year
Adjust for:	Income and mining taxes expense
Adjust for:	Income and mining taxes paid
Adjust for:	Finance costs
Adjust for:	Other Income
Adjust for:	Impairment loss/reversal
Adjust for:	Gain/loss on sale of equity securities
Adjust for:	Gain/loss on derivative financial instruments
Adjust for:	Foreign currency translation loss/gain
Adjust for:	Other non-recurring items

Adjusted NOPAT

  and where "average invested capital" is equal to the portion of capital actively being utilized in the business during the current and previous year:

Property, plant and mine development
Add:	Goodwill
Subtract:	Long-term assets not subject to depreciation (excluding Goodwill)
Add:	Current Assets
Subtract:	Current Liabilities
Subtract:	Cash & Cash Equivalents
Subtract:	Short Term Investments

Invested Capital
(7)
This measure is judgment based and is assessed against the Company's goal of growing the Company's dividend over time to return excess cash to shareholders, while taking into account competing uses of cash and the gold price environment.

(8)
This measure is assessed against the Company's performance relative to a peer group of companies comprised of B2Gold Corp., Barrick Gold Corporation, Centerra Gold Inc., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newcrest Mining Limited, Newmont Corporation and Yamana Gold Inc. The factors for selecting the companies for purposes of the Total Shareholder Return peer group included consideration of whether: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the peer group represented an international cross-section of gold mining companies; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is reasonably comparable to that of the Company (the Company's market capitalization ranked fourth out of the ten companies in the peer group survey as at December 31, 2020).

  The Company competes with these peer group companies for, among other things, shareholders and capital, and, accordingly, the Company believes that this peer group is an appropriate comparator group for assessing Total Shareholder Return. The Company has selected a different peer group for purposes of assessing Total Shareholder Return as compared to the Internal Survey because: (i) the Internal Survey included mining companies that are outside of the gold mining industry; as a significant factor in Total Shareholder Return for gold mining companies is a result of the performance of the gold price over the relevant time period, the Company believes that limiting the Total Shareholder Return peer group to only gold mining companies acts as a control to ensure that relative performance is assessed fairly; and (ii) the Internal Survey included mining companies that are North American headquartered; while the Company believes that such geographic concentration is appropriate for the Internal Survey for purposes of competition for personnel, the Company believes that competition for shareholders and capital is less geographically focused and, accordingly, it is appropriate to include additional companies to include an international cross-section of gold mining companies.

  Total Shareholder Return is defined as:

A+B
C

  Where: "A" is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the last day of the reference period; "B" is equal to the total value of dividends paid by the company per common share during the reference period; and "C" is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the first day of the reference period.

(9)
This measure is judgment based and is assessed against the execution of the Company's schedule and budget for the Company's key capital projects.

(10)
This measure is judgment based and is assessed against the Company's goal of growing Mineral Reserves Per Share over time, while maintaining a minimum of 10 to 15 times annual gold production in mineral reserves. Mineral Reserves Per Share is defined as:

total mineral reserve
weighted average number of common shares outstanding (basic)

(11)
This measure is judgment based and is assessed against the Company's goal of growing Mineral Resources Per Share over time. Mineral Resources Per Share is defined as the aggregate of:

total measured and indicated mineral resource
weighted average number of common shares outstanding (basic)

  and

total inferred mineral resource
weighted average number of common shares outstanding (basic)

(12)
This measure is judgment based and is assessed against the Company's performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company's skills and abilities and the identification and evaluation of early to mid-stage candidates for inclusion in the project pipeline.

People (25% weighting; performance assessment: 24.5%)

        The health and safety of the Company's employees, including contractors working on the Company's sites, is of the highest importance, as well as the Company's commitments to good environmental, social and governance practices and personnel development activities.

Health and Safety — Global Combined Frequency of Accidents (12.5% of total weighting):

  •
  There were no fatal accidents in 2020

  •
  The combined global accident frequency rate in 2020 was 0.96, well below our target of 1.05, and the second lowest rate achieved in the Company's history

  •
  These safety results are very strong, but particularly so considering the construction activities that were concluded in Nunavut and were on-going in Finland, in addition to the challenges posed by the COVID-19 pandemic

  •
  La India earned the "Casco de Plata" award, a safety recognition awarded by the Mining Chamber of Mexico and Canadian Malartic and Goldex were each awarded the F.J O'Connell Award by the Quebec Mining Association for recognition of achievements in the area of workplace health and safety

  •
  The Company successfully launched the "Toward Zero Accidents" initiative in 2020

Performance score 12.5 out of 12.5

Environmental, Social and Governance ("ESG") (7.5% of total weighting):

  Key Indices (Including Third-Party Rankings)

  •
  All of the Company's mines demonstrated the application of good practices in ESG matters through the application of the Mining Association of Canada's ("MAC") Toward Sustainable Mining ("TSM") protocols as a means to align operations and to demonstrate our good practices on ESG matters. All mines achieved at least an "A" level in the 2020 evaluation for all reportable indictors (Community,

    Biodiversity, Energy & GHG Emissions, Health & Safety, Tailings) as well as meeting all the criteria within the Crisis Management protocol

  •
  The Company continued its commitment to a number of best-in-class governance initiatives, and external verification audits of ESG programs

  •
  The Company tracks its performance against several key measurable indices, both environmental (including GHG Emissions, Fresh Water Intensity, Total Waste and Tailings) as well as social (Combined Lost-Time Accidents, Diversity and Economic Contributions to the communities we operate in) and the Company's performance in each of these objective measures is, or is close to, best-in-class, and this performance has been recognized both in awards received (including winning the 2020 TSM Environmental Excellence Award from the MAC) and in ratings by independent ESG research agencies

  Judgement Based and other Considerations:

  •
  The Company is addressing increased investor interest in ESG matters through increased disclosure of ESG policies and technical details as well as through direct investor engagement

  •
  The Company continues to advance in a prudent manner with respect to developing and disclosing achievable targets on climate change

  •
  Several of the Company's operations worked to achieve increased operational flexibility for tailings and water management such as with the large, multi-year projects at Kittila, LaRonde and Meliadine

  •
  The Company is advancing a corporate standard which will provide more clarity and consistency for the reporting and follow-up of environmental incidents associated with spills, dust events, noise, vibration exceedances and non-compliances. In 2020, the focus shifted from critical infrastructure and potentially high consequence events towards also addressing lower consequence events, acknowledging that incidents that could be considered as lower consequence can have a significant impact on the Company's social license to operate

Performance score 7.0 out of 7.5

People Development (5% of total weighting):

  •
  While the COVID-19 pandemic affected some of the people development objectives that had been set for 2020, the senior leadership transition went as planned and the COVID-19 related challenges provided numerous opportunities for young leaders to emerge and demonstrate their leadership abilities

  •
  The Company smoothly transitioned through the retirement and succession of several members of senior management (including the planned retirement of three senior vice-presidents)

  •
  Key leaders were included in both the "Covid Emergency Response Committee" and the "New Normal Committee", the former formed to provide immediate response to the pandemic and the latter to manage its longer term effects on work practices

Performance score 5 out of 5

Performance — Operational (25% weighting; performance assessment: 14.5%)

        Operational performance is assessed against the annual production, total cash costs and all-in sustaining costs guidance typically disclosed in the Company's news release issued in February of each year. For 2020, the revised guidance from the July 29, 2020 news release (which took into account expected full-year impact of COVID-19) was also considered for assessment purposes.

Production (10% of total weighting):

  •
  2020 production of 1,736,568 ounces of gold exceeded the revised production guidance of 1.68 to 1.73 million ounces of gold

  •
  The Company successfully addressed operational challenges experienced at the end of 2019 and the beginning of 2020

  •
  Production was lower than the original guidance of 1.875 million ounces of gold, largely due to the suspension or reduction of operations at seven of the Company's eight mines in the second quarter of 2020 in response to the COVID-19 pandemic

  •
  The Company ended 2020 with record quarterly gold production in the fourth quarter of 2020

Performance score 7 out of 10

Total Cash Costs (7.5% of total weighting):

  •
  2020 total cash costs per ounce of gold produced of $775 were above the mid-point of the the revised guidance range for 2020 full year cash costs of $740 — $790 per ounce

  •
  Total cash costs per ounce were impacted by higher production costs at the Kittila mine as a result of contractor cost pressures and higher costs per ounce at the Goldex, Canadian Malartic and Pinos Altos mines, mainly related to lower gold production at those sites as a result of temporary shutdowns or reduction in activities in the second quarter of 2020 related to government mandated COVID-19 restrictions

Performance score 4 out of 7.5

All-in Sustaining Costs (7.5% of total weighting):

  •
  2020 all-in sustaining costs ("AISC") per ounce of gold produced of $1,051 were slightly above the mid-point of the the revised guidance range for 2020 full year AISC of $1,025 — $1,075 per ounce

  •
  Total capital expenditures (including sustaining capital) for the full year 2020 were $773.5 million, compared to guidance of $740 million:

($ millions)

2020 capital expenditure budget	740.0

Northern Business — Sustaining Capital	299.5

Northern Business — Development Capital	408.4

Southern Business — Sustaining Capital	38.0

Southern Business — Development Capital	12.7

Other	14.9

Total 2020 capital expenditures	773.5

Performance score 3.5 out of 7.5

Performance — Financial (25% weighting; performance assessment: 18%)

        Financial performance is assessed against operating cash flow per share, return on invested capital, dividends per share and total shareholder return.

Operating Cash Flow Per Share (5% of total weighting):

  •
  Cash provided by operating activities in 2020 was a record $1,192.1 million (as compared to $881.7 million in 2019)

  •
  Operating cash flow per share in 2020 was $4.94/share (an increase of 32.6% as compared to $3.72/share in 2019) and exceeded the internal budget

  •
  The increase in cash provided by operating activities in 2020 compared to 2019 was mainly due to an increase in revenues from mining operations resulting from higher average realized gold prices, partially offset by lower gold sales volume, higher production costs at the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, temporary suspension costs related to the COVID-19 pandemic and higher cash taxes related to higher operating margins

Performance score 5 out of 5

Return on Invested Capital (5% of total weighting):

  •
  The Company had net income of $511.6 million ($2.12/share) in 2020 as compared to net income of $473.2 million ($2.00/share) in 2019

  •
  While Earnings, EBITDA, and Adjusted EBITDA were all strong in 2020, the Return on Invested Capital of 10.8% (as compared to 6.2% in 2019) was at the low end of the long-term target of 10-15%

  •
  Earnings, and therefore ROIC, were negatively affected by the impact of COVID-19 on both production and costs, but positively affected by higher average realized gold prices

  •
  The Company continues to exercise increased discipline in its capital allocation process and decision-making:

  •
  Target investment returns of 10-15%

  •
  Independent project and business case reviews for significant capital expenditures

  •
  Robust project management and tracking to ensure projects are on time, on budget and deliver as promised

        It is expected that a strong project pipeline, combined with knowledge-based and disciplined capital allocation, will significantly improve the ROIC over time.

Performance score 3 out of 5

Dividends Per Share (5% of total weighting):

  •
  Quarterly dividends increased in 2020 — by 75% ($0.20 to $0.35) in October

  •
  The Company has paid a dividend for 38 consecutive years, with a cumulative payout of more than $1.1 billion

  •
  The Company's dividend yield of 1.35% compares favourably (5th out of 10) with the Company's peer group as set out below:

	Dividend Yield(1)	Rank
Barrick Gold Corporation	1.45%	3
B2Gold Corp	1.97%	2
Centerra Gold Inc.	1.22%	8
IAMGold Corporation	—	10
Kinross Gold Corporation	0.82%	9
Kirkland Lake Gold Ltd.	1.36%	4
Newcrest Mining Limited	1.26%	7
Newmont Corporation	2.42%	1
Yamana Gold Inc.	1.26%	6
Agnico Eagle Mines Limited	1.35%	5

    (1)
    Dividend yield calculations as of December 31, 2020.

Performance score 5 out of 5

 Total Shareholder Return (10% of total weighting):

  •
  The Company's Total Shareholder Return ranking was 7 out of 10, in the Company's peer group, as set out below:

	TSR	Rank
Barrick Gold Corporation	27%	6
B2Gold Corp	47%	4
Centerra Gold Inc.	52%	2
IAMGOLD Corporation	0%	8
Kinross Gold Corporation	62%	1
Kirkland Lake Gold Ltd.	-2%	9
Newcrest Mining Limited	-3%	10
Newmont Corporation	44%	5
Yamana Gold Inc.	51%	3
Agnico Eagle Mines Limited	18%	7

Performance score 5 out of 10

Pipeline (25% weighting; performance assessment: 22%)

        Pipeline performance is assessed against the Company's performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company's skills and abilities, the identification and evaluation of early to mid-staged candidates for inclusion in the project pipeline, capital project execution and growth in mineral reserves and mineral resources per share.

Capital Project Execution (10% of total weighting):

Meliadine:

  •
  Phase 2 expansion remains on track with mill throughput expected to increase from an average of approximately 4,600 tonnes per day in 2021 to 6,000 tonnes per day in 2025

Kittila:

  •
  The mill expansion was completed in the fourth quarter of 2020 (ahead of schedule) and shaft sinking remains on budget despite delays related to COVID-19 travel restrictions impacting the Canadian-based contractor

  •
  Tailing pond phase 1 (NP4) completed on budget and on schedule

Amaruq Underground Project:

  •
  Work advanced in 2020 such that the project received Board approval in February 2021

  •
  First gold production is expected in 2022

Odyssey Project:

  •
  Work advanced in 2020 such that the project received Board approval in February 2021

  •
  Initial production is expected in 2023 from the underground ramp. Shaft sinking and development to access the higher-grade East Gouldie deposit is expected to continue until the end of 2028

Performance score 8 out of 10

Mineral Reserves Per Share (5% of total weighting):

  •
  2020 gold mineral reserves, net of 2020 gold production, increased by approximately 12% to a record of approximately 24.1 million ounces of gold (347 million tonnes grading 2.15 g/t gold)

  •
  This equates to approximately 98.7 ounces of gold per 1,000 shares, which is an increase of approximately 9% when compared to 2019 (91.1 ounces of gold per 1,000 shares)

  •
  Compared to 2021 production guidance of 2,047,500 ounces of gold, 2020 gold mineral reserves represent approximately 11.8 years of gold production

Performance score 5 out of 5

Mineral Resources Per Share (5% of total weighting):

  •
  Gold contained in measured and indicated mineral resources of approximately 15.3 million ounces of gold (341 million tonnes grading 1.40 g/t gold) and inferred mineral resources of approximately 23.4 million ounces of gold (283 million tonnes grading 2.57 g/t gold) decreased by approximately 15% and increased by approximately 9%, respectively, over 2019 amounts

  •
  This equates to approximately 160.2 ounces of gold per 1,000 shares, which is a slight decrease when compared to 2019 (166.7 ounces of gold per 1,000 shares)

  •
  The decrease in measured and indicated mineral resources was largely due to conversion into mineral reserves

Performance score 5 out of 5

Corporate Development Pipeline (5% of total weighting):

  •
  Two joint venture agreements were entered into

  •
  Activities in 2020 also included new equity investments in multiple junior mining companies and maintenance activites with the Company's existing portfolio of junior mining companies

  •
  There has been continued improvement in the number and quality of detailed evaluations completed in the year. The project evaluation group reviewed approximately 138 projects in 2020 (23% more in 2020 compared to 2019), with a focus on the Southern Business Unit

Performance score 4 out of 5

2020 Individual Performance Factors for Named Executive Officers

        The individual performance factor is determined each year during the annual review process and is set by the Compensation Committee with respect to the Vice-Chairman and Chief Executive Officer and by the Vice-Chairman and Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.

        The Compensation Committee can augment the bonus payout to the Vice-Chairman and Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Vice-Chairman and Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position and the Board has final approval of any amounts awarded.

Sean Boyd — Vice-Chairman and Chief Executive Officer

        In 2020, Mr. Boyd's responsibilities and objectives included: setting the Company's strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs, gold reserves and major project completion; developing and executing on corporate goals and objectives; and overseeing acquisition/divestiture initiatives and representing the Company before stakeholders. For 2020, the Compensation Committee exercised its discretion and initially awarded Mr. Boyd an individual performance factor of 163%, an amount higher than the standard individual performance factor range, having regard to, among other things, the accomplishments described below as well as the significant increase in the Company's market capitalization over the course of the year. However, the Compensation Committee determined that, notwithstanding that the Compensation Committee was prepared to award Mr. Boyd an individual performance factor of 163% (representing a short term incentive award of C$4.75 million), having regard to the fact that Mr. Boyd had committed to a reduction of his short term incentive award of C$1 million in response to the COVID-19 pandemic, the Compensation Committee would approve an individual performance factor of 128% for Mr. Boyd (representing a short term incentive award of C$3.75 million).

        Mr. Boyd's accomplishments relating to 2020 included:

  •
  successfully led the Company through the unprecedented challenges presented by the COVID-19 pandemic, including ramping up production following the suspension or reduction of operations at seven of the Company's eight mines in the second quarter of 2020 and implementing extraordinary measures with a constant focus on protecting the health and safety of Company's employees, on protecting and supporting the communities in which Company operates and on protecting Company's operations;

  •
  annual production of 1,736,568 ounces of gold, exceeding the Company's updated guidance released on April 30, 2020;

  •
  record cash generated by operating activities;

  •
  gold mineral reserves (net of production) increased by approximately 12% to a record of approximately 24.1 million ounces of gold (347 million tonnes grading 2.15 g/t gold);

  •
  managed the Company's succession plan and leadership development program through several senior executive retirements in 2020;

  •
  positioned the Company to acquire the Hope Bay project in early 2021, strengthening the project pipeline;

  •
  advanced two projects (Amaruq underground and Odyssey) for approval in February 2021; and

  •
  quarterly dividends increased in 2020 — by 75% ($0.20 to $0.35) in October.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        In 2020, Mr. Smith's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions, oversight of the investor relations program, oversight of the information technology department and representing the Company before stakeholders. For 2020, the Compensation Committee awarded Mr. Smith an individual performance factor of 120%.

        Mr. Smith's accomplishments relating to 2020 included:

  •
  enhanced corporate cash flow and liquidity, including the issuance of $200 million of long-term notes at a weighted average of 2.83% and 11 years (the lowest cost financing in the Company's history) and conservatively managed activity on the Company's revolving bank credit facility in response to the COVID-19 pandemic;

  •
  received an upgrade on the Company's credit rating from one credit rating agency and received an inaugural rating from a second credit rating agency;

  •
  no issues pertaining to the financial statements; and

  •
  led strong, award winning investor relations program.

Ammar Al-Joundi, President

        In 2020, Mr. Al-Joundi's objectives included supporting the Vice-Chairman and Chief Executive Officer and senior executives in designing and executing strategy, overall responsibility for Operations, Human Resource and Sustainability teams, facilitating co-ordination and communication between the various business units to promote the effective execution of strategy and representing the Company before stakeholders. For 2020, the Compensation Committee awarded Mr. Al-Joundi an individual performance factor of 130%.

        Mr. Al-Joundi's accomplishments relating to 2020 included:

  •
  facilitating co-ordination and communication between various business groups to assist in developing and executing corporate strategy, with an emphasis on the Company's full potential exercise;

  •
  working with the corporate development group to assess strategic acquisition and M&A opportunities;

  •
  assumed responsibility for Operations during the year, working with the operational Senior Vice-President's and regional Vice-President's to address operational challenges, respond to COVID-19 related challenges and deliver on updated guidance;

  •
  working with the human resources group on workforce planning initiatives and COVID-19 protocols;

  •
  working with the sustainability group on COVID-19 and ESG related initiatives;

  •
  working with the investor relations group to meet with owners, analysts and government and community representatives; and

  •
  working with the advanced projects team to enhance project economics and ensure quality execution.

Yvon Sylvestre — Senior Vice-President, Advisor — Operations

        In 2020, Mr. Sylvestre's objectives reflected his planned retirement during the year and included overseeing the transition of oversight of the Northern Business Unit to the new Senior Vice-President, Operations — Canada & Europe and coaching and support to the Northern Business Unit's leadership. For 2020, the Compensation Committee awarded Mr. Sylvestre an individual performance factor of 138%.

        Mr. Sylvestre's accomplishments relating to 2020 included:

  •
  successful transition of oversight of the Northern Business Unit to the new Senior Vice-President, Operations — Canada & Europe;

  •
  provided coaching and support to the new Senior Vice-President, Operations — Canada & Europe and well as the three operational Vice-President's in the Northern Business Unit;

  •
  worked with the Northern Business Unit to address operational challenges, respond to COVID-19 related challenges and deliver on updated guidance; and

  •
  assisted with various special projects under the direction of the Vice-Chairman and Chief Executive Officer.

Jean Robitaille — Senior Vice-President, Corporate Development, Business Strategy & Technical Services

        In 2020, Mr. Robitaille's objectives included overseeing the corporate development, business strategy, technical services and project evaluation teams, focusing on business strategy alignment, including with respect to corporate development and project evaluations, and improved accountability for key initiatives related to the strategic plan, enhanced monitoring and follow-up of the capital allocation process, the optimization of the analysis, efficiency and predictability of budget and long term planning, provision of technical support to all business units as well as spearheading the innovation platform. For 2020, the Compensation Committee awarded Mr. Robitaille an individual performance factor of 120%.

        Mr. Robitaille's accomplishments relating to 2020 included:

  •
  oversight of the updated strategic plan, further enhancing the long term vision and planning with an emphasis on the Company's full potential exercise;

  •
  oversight of the corporate development group, including the execution of two joint venture agreements, new equity investments in multiple junior mining companies and detailed evaluations of numerous corporate development opportunities;

  •
  launched a new capital allocation tracking and approval system to provide further clarity on capital expenditure requests;

  •
  oversight of enhanced budget and long term planning scenarios and integration into corporate development initiatives;

  •
  oversight of technical support provided to the Company's development and advanced exploration projects; and

  •
  continued innovation efforts focused on ore sorting, advanced analytics, mechanical cutting and automation.

Short-Term Incentive Calculation for Named Executive Officers

        The following table sets out the calculation for the short-term incentive amount paid to each Named Executive Officer in 2020.

Name	Individual Incentive Target	x	Individual Performance Factor	x	Corporate Performance Factor	x	Base Salary	x	Short-Term Incentive Amount(1)
	(%)		(%)		(%)		($)		($)
Sean Boyd	200	x	128	x	79.0	x	1,378,990	=	2,795,250
David Smith	80 - 100	x	120	x	79.0	x	521,780	=	465,875
Ammar Al-Joundi	100 - 125	x	130	x	79.0	x	689,495	=	745,400
Yvon Sylvestre	80 - 100	x	138	x	79.0	x	335,430	=	365,246
Jean Robitaille	80 - 100	x	120	x	79.0	x	428,605	=	335,430

(1)
The base salary and short-term incentive amount is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

b.    Long-Term Incentives

Philosophy

        The purpose of long term incentive awards are primarily to align management's and key employee's long term interests with those of shareholders and to retain key management and employees. RSUs, PSUs and, for officers other than the Vice-Chairman and Chief Executive Officer and the President, Options provide alignment between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long-term. Grants of RSUs, PSUs and Options are based on four factors:

  •
  the individual's performance;

  •
  the individual's level of responsibility within the Company and ability to create or enhance future value for shareholders;

  •
  the number and value of RSUs and PSUs and the number and exercise price of Options previously issued to the individual; and

  •
  the Company's performance and past practices.

        The purpose of long-term incentive awards are primarily to align management's long-term interest with that of shareholders and to retain key management. The Compensation Committee believes direct ownership of shares more fully aligns management and shareholder interests and awards only RSUs and PSUs to the Vice-Chairman and Chief Executive Officer and the President and has begun a process of gradually allocating a greater proportion of RSU and PSU awards (compared to Option grants) to other members of senior management, to achieve this objective. Long-term incentives for officers and key employees are provided through a combination of RSUs, PSUs and/or Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively.

        Long-term incentives are an integral part of the compensation strategy of the Company. The Internal Survey, described above, compares the number of RSUs, PSUs and Options issued to the Company's executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs, PSUs and Options issued to the executives of the Company are generally in line with industry practices. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 4,873,907 Options as at March 22, 2021).

        The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value this individual can contribute to the future success of the Company. Long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve; it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs and PSUs as soon as practicable following the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Company's practices with respect to the vesting of each of Options, RSUs and PSUs are set out below.

Options

        Absent extenuating circumstances, the Compensation Committee's policy is to recommend to award Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the date of the Option grant. Options have a maximum term of five years from the grant date. A description of the Stock Option Plan is set out under "Stock Option Plan" beginning on page 57 of this Circular.

RSUs

        Absent other circumstances, the Committee's policy is to recommend to award RSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs were granted. A description of the RSU Plan is set out under "RSU Plan" beginning on page 55 of this Circular.

PSUs

        Absent other circumstances, the Committee's policy is to recommend to award PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the PSUs were granted. A description of the PSU Plan is set out under "PSU Plan" beginning on page 56 of this Circular.

2020 PSU Payout (2018 Grants)

        PSUs form a minimum of 50% of the equity component of long-term incentive compensation for the Vice-Chairman and Chief Executive Officer and the President and are gradually forming a larger component of long-term incentive compensation for the other Named Executive Officers as the Company continues to decrease the size of Option grants to Named Executive Officers.

        The table below sets out the value of PSUs for each Named Executive Officer that vested in 2020, based on the Company's performance for the period 2018 — 2020:

Name	2018 Grant Value(1)	2018 PSU Award	x	2018 PSU Performance Measurement	x	Share Price at Vesting(2)	PSU Value(3)
	($)	(# of units)		(0 - 200%)		($)	($)
Sean Boyd	2,244,955	50,000		126.6		66.78	4,227,198
David Smith	673,487	15,000		126.6		66.78	1,352,703
Ammar Al-Joundi	1,459,221	32,250		126.6		66.78	2,726,543
Yvon Sylvestre	561,239	12,500		126.6		66.78	1,268,160
Jean Robitaille	493,890	11,000		126.6		66.78	972,256

(1)
The valuation of the grants of PSUs was calculated based on the "Market Price" of the Company's common shares as provided for in the PSU Plan at the time of grant, being C$58.13. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2018 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7721.

(2)
The share price shown represents the price of the common shares of the Company on the TSX at the time of vesting, being C$89.59. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(3)
The valuation of the PSUs at vesting was calculated based on the number of PSUs granted, multiplied by the PSU performance factor, multiplied by the price of the common shares of the Company on the TSX at the time of vesting. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

        The "Performance Measurement" for PSUs is based on four factors: (1) Relative Total Shareholder Return Rank (37.5%) ("TSR"); (2) Relative Multiple to NAV Rank (37.5%) ("Multiple"); (3) Production (12.5%) ("Production"); and (4) AISC (12.5%).

        The selection of peer group companies for purposes of TSR and Multiple factor calculations is based on a number of criteria, including: industry (gold); business scope (exploration, development and production); size (market capitalization; revenue; assets); and peers of peers (companies commonly used as peers of other companies). The Company has selected a different peer group for purposes of assessing TSR and the Multiple factors as compared to the Internal Survey and for Total Shareholder Return in connection with the STIP. The TSR and Multiple factors comprise 75% of the weighting of PSU performance and are measured over a period of almost three years. A larger peer group is used (approximately twice as large) as the concern with a small peer group is that results can be very volatile because relative positioning can be significantly affected by the performance of one company within the group — a larger group smoothes out this volatility and, the Company believes, presents a more balanced picture of actual performance over the period being measured.

        The peer group and information related to the selection criteria of the peer group for the 2018 PSU awards, which were paid out in 2020, are set out in the tables below. The peer group was adjusted from the peer group for the 2017 PSU awards, which were paid out in 2019, as follows: SEMAFO Inc. was removed from the peer group following its acquisition by Endeavour Mining Corporation, Detour Gold Corporation was removed from the peer group following its acquisition by Kirkland Lake Gold Ltd., and, in order to maintain the approximate size of the peer group, Newcrest Mining Limited was added to the peer group.

Alamos Gold Inc.	IAMGOLD Corporation	OceanaGold Corporation
B2Gold Corp.	Kinross Gold Corporation	Pan American Silver Corp.
Barrick Gold Corporation	Kirkland Lake Gold Ltd.	Pretium Resources Inc.
Centerra Gold Inc.	New Gold Inc.	SSR Mining Inc.
Eldorado Gold Corporation	Newcrest Mining Limited	Torex Gold Resources Inc.
Endeavour Mining Corporation	Newmont Corporation	Yamana Gold Inc.

(1)
Percentile rank is based on information reported as of December 31, 2020.

        The calculation of PSU awards is determined, in part, based on the Company's TSR and Multiple relative to peer group companies, as follows:

Company TSR and Multiple Rank	Payout Percentage
1	200%
2 or 3	175%
4 or 5	150%
6 or 7	125%
8 or 9	100%
10 or 11	75%
12 or 13	50%
14 or 15	25%
Less than 15	0%

        For Production, the payout performance is as follows:

Production(1)	Payout Percentage
Equal to or more than 6.0% above Production Guidance	200%
Equal to or more than 4.5% above Production Guidance	175%
Equal to or more than 3.0% above Production Guidance	150%
Equal to or more than 1.5% above Production Guidance	125%
Midpoint of Production Guidance	100%
Equal to or more than 1.5% below Production Guidance	75%
Equal to or more than 3.0% below Production Guidance	50%
Equal to or more than 4.5% below Production Guidance	25%
Equal to or more than 6.0% below Production Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

        For AISC, the payout performance is as follows:

AISC(1)	Payout Percentage
Equal to or more than 6.0% below AISC Guidance	200%
Equal to or more than 4.5% below AISC Guidance	175%
Equal to or more than 3.0% below AISC Guidance	150%
Equal to or more than 1.5% below AISC Guidance	125%
Midpoint of AISC Guidance	100%
Equal to or more than 1.5% above AISC Guidance	75%
Equal to or more than 3.0% above AISC Guidance	50%
Equal to or more than 4.5% above AISC Guidance	25%
Equal to or more than 6.0% above AISC Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

        Overall, the Company performed well in the period 2018-2020, with the following results:

  (1)
  TSR — 11th out of 19 for a performance score of 75%;

  (2)
  Multiple — 2nd out of 19 for a performance score of 175%;

  (3)
  Production — exceeded guidance in 2018 by more than 6% for a performance score of 200%; exceeded guidance in 2019 by more than 1.5% (but less than 3%) for a performance score of 125%; and

  (4)
  AISC — were lower than guidance in 2018 by more than 3% (but less than 4.5%) for a performance score of 150%; were higher than guidance in 2019 by more than 3% (but less than 4.5%) for a performance score of 50%.

Final Calculation

        The "Performance Measurement" for purposes of the 2018 grant of PSUs is equal to:

(37.5% × A) + (37.5% × B) + (12.5% × C) + (12.5% × D)

  where:

  A = Relative Total Shareholder Return Rank Payout Percentage

  B = Relative Multiple to NAV Rank Payout Percentage

  C = Production Guidance Payout Percentage

  D = AISC Guidance Payout Percentage

		Payout %	Weight
A)	TSR	75%	37.50%	28.13%
B)	Multiple	175%	37.50%	65.63%
C)	Production	162.5%	12.50%	20.31%
D)	AISC	100%	12.50%	12.50%

	Performance Measurement			126.6%

Pensions

        A description of the retirement benefits made available to the Company's Named Executive Officers is set out under "Pension Plan Benefits" beginning on page 63 of this Circular.

Executive Incentive Compensation Recoupment Policy

        The Company has adopted a recoupment policy (the "Recoupment Policy") to assist in the management of compensation related risk. Under the Recoupment Policy, the Vice-Chairman and Chief Executive Officer

and each executive at the level of "Senior Vice-President" and higher (which includes the Chief Financial Officer, each an "Executive"), is subject to having his or her incentive compensation (including STIP awards, Options, RSUs and PSUs) clawed back in circumstances where the Board of Directors has determined that the Executive has engaged in wrongdoing. The Recoupment Policy does not require that the financial statements of the Company are restated in order for an Executive to have his or her annual incentive compensation clawed back.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 55 to 58 of this Circular. The Company has also adopted executive common share ownership policies: the Chief Executive Officer is required to have or own at least 125,000 common shares or RSUs of the Company. Mr. Boyd, the current Vice-Chairman and Chief Executive Officer of the Company, meets this equity ownership requirement. A new Chief Executive Officer would have five years after being appointed to that position to comply with this requirement. The President is required to have or own at least 90,000 common shares or RSUs of the Company, Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. The President, Senior Vice-Presidents and Vice-Presidents of the Company have five years from the date of appointment to meet this common share ownership requirement.

        The following list sets out each senior officer's holdings of common shares and RSUs of the Company as at March 22, 2021:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	273,456
Ammar Al-Joundi, President	216,883
David Smith, Senior Vice-President, Finance and Chief Financial Officer	80,359
Guy Gosselin, Senior Vice-President, Exploration	47,464
Dominique Girard, Senior Vice-President, Operations — Canada & Europe	42,139
Marc Legault, Senior Vice-President, Operations — USA & Latin America	107,350
Carol Plummer, Senior Vice-President, Sustainability, People & Culture	45,867
Jean Robitaille, Senior Vice-President, Corporate Development, Business Strategy & Technical Services	110,000
Chris Vollmershausen, Senior Vice-President, Legal, General Counsel & Corporate Secretary	24,721

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2015 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2020 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2015, would be worth during the five years following the initial investment.

Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

(1)
Assumes reinvestment of dividends of $0.36 paid in 2016; $0.41 paid in 2017, $0.44 paid in 2018, $0.55 paid in 2019 and $0.95 paid in 2020.

        The price of the Company's common shares has outperformed the S&P/TSX Global Gold Index and the S&P/TSX Composite Index during the five-year period ended December 31, 2020. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Vice-Chairman and Chief Executive Officer increased with the increased share performance in each of 2016 and 2017; decreased with the share price decrease in 2018; marginally decreased in 2019 when the share performance substantially increased; and increased in 2020 when the share performance substantially increased — reflecting a strong alignment of pay and performance and a balanced approach to compensation. A substantial element of Named Executive Officer compensation (approximately 62% in total) is comprised of long-term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see "Long-Term Incentive Compensation — RSUs, PSUs and Options").

Compensation of Officers

        The following table sets out the name and title of each of the Company's senior officers.

Name	Title
Sean Boyd	Vice-Chairman and Chief Executive Officer
Ammar Al-Joundi	President
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Guy Gosselin	Senior Vice-President, Exploration
Dominique Girard	Senior Vice-President, Operations — Canada & Europe
Marc Legault	Senior Vice-President, Operations — USA and Latin America
Carol Plummer	Senior Vice-President, Sustainability, People & Culture
Jean Robitaille	Senior Vice-President, Corporate Development, Business Strategy & Technical Services
Chris Vollmershausen	Senior Vice-President, Legal, General Counsel & Corporate Secretary

        The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company, measured by total compensation earned during the fiscal year ended December 31, 2020.

Summary Compensation Table(1)

							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary(3)	Share- Based Awards (ISPP)(4)	Share- Based Awards (RSUs)(5)	Share- Based Awards (PSUs)(6)	Option- Based Awards(7)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(8)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd	2020	1,378,990	—	2,976,755	2,976,755	—	2,795,250	n/a	445,473	14,220	10,587,443
Vice-Chairman and	2019	1,318,800	—	2,071,646	2,071,646	—	3,391,200	n/a	397,999	19,328	9,270,620
Chief Executive Officer	2018	1,351,175	—	2,244,109	2,244,109	—	3,227,378	n/a	423,806	19,699	9,510,275
David Smith	2020	489,169	26,447	773,956	773,956	367,095	465,875	n/a	143,257	13,750	3,053,505
Senior Vice-President, Finance	2019	508,680	25,434	745,793	745,793	314,703	459,696	n/a	145,256	20,141	2,965,496
and Chief Financial Officer	2018	521,168	25,093	718,115	718,115	410,541	470,981	n/a	148,822	20,556	3,008,298
Ammar Al-Joundi	2020	620,546	20,319	1,934,891	1,934,891	—	745,400	n/a	204,892	14,965	5,475,903
President	2019	678,240	33,912	1,346,570	1,346,570	—	715,920	n/a	209,124	20,082	4,350,418
	2018	694,890	32,814	1,458,671	1,458,671	—	791,403	n/a	222,944	20,471	4,647,049
Yvon Sylvestre(9)	2020	314,466	6,881	893,026	893,026	—	365,246	n/a	101,957	14,265	2,588,867
Senior Vice-President,	2019	452,160	22,608	704,360	704,360	314,703	422,016	n/a	131,126	18,058	2,769,392
Advisor— Operations	2018	463,260	21,233	673,233	673,233	390,991	494,144	n/a	143,611	17,330	2,855,801
Jean Robitaille	2020	401,817	16,556	595,351	595,351	285,518	335,430	n/a	110,587	13,005	2,353,615
Senior Vice-President,	2019	414,480	20,724	538,628	538,628	251,763	324,048	n/a	110,779	20,082	2,219,132
Corporate Development, Business Strategy & Technical Services	2018	424,655	18,916	516,145	516,145	323,343	347,445	n/a	115,815	20,353	2,263,901

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The values for 2020 were converted to U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454. The values for 2019 were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536. The values for 2018 were converted to US$ using the average of the daily 2018 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7721. The Company reports its financial statements in United States dollars.

(2)
All amounts earned as set out under Non-Equity Incentive Plan Compensation were paid during the respective financial year.

(3)
In the second quarter of 2020, due to the uncertainty resulting from the COVID-19 pandemic and with the suspension or reduction of operations at seven of the Company's eight mines, the salary of each of the Company's executives (including the Named Executive Officers, other than Mr. Boyd) was reduced in order for the Company to conserve cash. In the case of Mr. Boyd, rather than a reduction in salary, Mr. Boyd committed to a reduction of his short term incentive award (see "2020 Individual Performance Factors for Named Executive Officers — Sean Boyd — Vice Chairman and Chief Executive Officer").

(4)
Represents the Company's contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan.

(5)
Represents the fair value of the RSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of RSUs granted by C$79.87 (2019 — C$54.98; 2018 — C$58.13), being the "Market Price" of the Company's common shares as provided for in the RSU Plan. Management uses "Market Price" calculations to assess the estimated value of RSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See note 16(c) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2020).

(6)
Represents the fair value of the PSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of PSUs granted by C$79.87 (2019 — C$54.98; 2018 — C$58.13), being the "Market Price" of the Company's common shares as provided for in the PSU Plan. Management uses "Market Price" calculations to assess the estimated value of PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See note 16(d) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2020).

(7)
The value of Option-based awards, being a weighted average of C$13.68 per Option (2019 — C$10.44; 2018 — C$12.66), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Options were granted at an exercise price of C$79.98 (2019 — $55.10; 2018 — C$58.04), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 1.90% (2019 — 2.10%; 2018 — 2.10%); (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.4 years (2019 — 2.4 years; 2018 — 2.4 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 27.5% (2019 — 30.0%; 2018 — 35.0%;); and (iv) the dividend yield for the common shares of the Company, which was 1.2% (2019 — 1.15%; 2018 — 1.00%;).

(8)
Consists of premiums paid for automobile allowances, education, health and wellness benefits, extended executive health coverage, car insurance and parking.

(9)
Mr. Sylvestre retired on December 31, 2020.

        In 2020, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $24,059,333 or 2.02% of the cash provided by operating activities of the Company during the year (as compared to $21,883,559 for the Named Executive Officers in 2019, or 2.48%, in 2019).

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the Vice-Chairman and Chief Executive Officer (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the RSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSU vesting dates are specified in the RSU Plan. RSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted. RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the Vice-Chairman and Chief Executive Officer in his sole discretion (for employees). The value of dividends declared on non-vested RSUs are paid to the participant as a lump-sum amount upon the vesting of the RSUs. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant's vested RSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant's non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the Vice-Chairman and Chief Executive Officer (for employees).

        In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.

PSU Plan

        The PSU Plan was established by the Company to assist in the retention of the Company's senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company's shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the PSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs (to a maximum amount of the initial PSU grant) are paid to the participant as a lump-sum payment upon the vesting of the PSUs. Once vested, the common shares purchased by a third-party administration agent on the open market underlying the PSUs are transferred to a participant's vested PSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.

        PSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the PSUs were granted. After November 20 in the year of vesting, the Compensation Committee determines the "Performance Measurement" that will apply to the PSUs vesting on December 31 of such year. The "Performance Measurement" in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) "Relative Total Shareholder Return Rank", calculated by (a) adding (i) the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last trading day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) "Relative Multiple to NAV Rank", defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company's assets less the value of its liabilities); (3) "Production", determined based on the Company's actual production for a calendar year as a percentage of the annual guidance for production published in the Company's February news release reporting its fourth quarter and year-end performance for the preceding year; and (4) "All-In Sustaining Costs", determined based on the Company's actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company's February news release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a 18-company peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant. Notwithstanding the relative rank of the Company within the Relative Total Shareholder Return Rank, should the absolute total shareholder return for the Company be negative, the PSU award for this this metric would be capped at a maximum amount of 100%.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's PSUs vest immediately. If a participant's employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant's non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant's non-vested PSUs will continue to vest following the participant's termination date. If a participant's employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.

        In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted to officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, and is determined by the Board of Directors, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (which must be no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer or consultant to the Company or any subsidiary of the Company; and

  •
  twelve months after the death of the Option holder.

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2020, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The total number of common shares available for issuance under the Stock Option Plan is 35,700,000 and 28,858,859 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan, representing 14.65% and 11.84% of the Company's 243,695,359 common shares issued and outstanding as of March 22, 2021.

        The number of common shares currently available for issuance under the Stock Option Plan is 6,841,141 common shares (comprised of 4,812,417 common shares relating to Options issued but unexercised and 2,028,724 common shares relating to Options available to be issued), representing 2.81% of the Company's 243,695,359 common shares issued and outstanding as at March 22, 2021. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve an increase in common shares reserved for issuance under the Stock Option Plan by 3,000,000 common shares. If this resolution is approved, the number of common shares available for future option grants will be 5,028,724, representing 2.06% of the 243,695,359 common shares issued and outstanding as at March 22, 2021.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

 Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2020

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Sean Boyd(4)	nil	7,564,882	2,795,250
David Smith	538,840	2,420,722	465,875
Ammar Al-Joundi(5)	nil	4,917,173	745,400
Yvon Sylvestre	503,070	6,409,849	365,246
Jean Robitaille	449,379	1,739,896	335,430

(1)
For Messrs. Smith, Sylvestre and Robitaille, the amounts shown represent the awarded Options that vested in 2020; the value is calculated as the number of Options that vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$78.98 (January 2, 2020), C$79.12 (January 3, 2020) and C$81.00 (February 3, 2020), less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
Represents RSUs and PSUs that vested in 2020; the value is calculated as the number of RSUs and PSUs that vested in 2020 multiplied by C$89.59 (the price of the common shares of the Company on the TSX at the time of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454. Mr. Sylvestre retired on December 31, 2020; in accordance with the terms of the RSU Plan and PSU Plan, all RSUs and PSUs held at the time of retirement vested.

(3)
These payments were made in Canadian dollars and are reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(4)
Mr. Boyd does not receive Options.

(5)
Mr. Al-Joundi does not receive Options.

        The following table compares the value of total direct compensation awared to Mr. Boyd for each of the past five years to the realized and realizable value as at December 31, 2020. The difference between the "Total Direct Compensation Awarded" and the "Realized Value" represents (i) changes in the value of the Company's common shares in the case of RSUs and PSUs; and (ii) the "Performance Measurement" in the case of PSUs. As the Performance Measurement is measured over a period of approximately three years, the total shareholder return in any given year is not directly comparable. However, the average difference in total direct compensation awared to Mr. Boyd as compared to realized value over the five-year period set out below (at 27%) relates directly to average total shareholder return over that same period (at 26%).

CEO Look Back Table

	Compensation Realized and Realizable as at December 31, 2020
Year	Total Direct Compensation Awarded(1)	Realized Value(2)	Difference	TSR
	($)	($)	(%)	(%)
2016	8,110,180	$10,833,958	34	61
2017	9,707,835	$13,315,568	37	11
2018	9,510,275	$12,588,275	32	(12)
2019	9,270,620	$11,805,367	27	54
2020	10,587,443	$11,311,971	7	16
Average			27	26

(1)
Includes base salary, grant date fair value of share based awards, annual incentive plan awards, pension value and all other compensation, in each case as disclosed in the Company's previous management information circulars.

(2)
Includes base salary (realized), value at vesting for share based awards (realized), annual incentive plan awards (realized), pension value (realized), all other compensation (realized) and the value of outstanding unvested share based awards (realizable).

        In 2020, Messrs. Smith, Sylvestre and Robitaille (Messrs. Boyd and Al-Joundi do not receive Options) exercised Options to receive notional proceeds of, in aggregate, $5,058,194; the Company received proceeds from the exercise of these Options of $6,122,867. These amounts were originally denominated in Canadian dollars and were converted to U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

        The following table sets out information on the Options exercised by the Named Executive Officers in 2020 (Messrs. Boyd and Al-Joundi do not receive Options).

Options Exercised in 2020

Name	Number of Options Exercised	Option Exercise Price(1)	Share Price on Exercise Date(2)	Notional Proceeds(3)
	(#)	(C$)	(C$)	($)
Sean Boyd	—	—	—	—
David Smith	11,250	56.45	$80.40	$200,860.70
	15,500	58.04	$85.32	$315,226.32
	20,000	55.10	$96.14	$611,785.46
	9,000	79.98	$110.75	$206,423.62
Ammar Al-Joundi	—	—	—	—
Yvon Sylvestre	40,000	56.45	$100.42	$1,310,970.08
	10,000	58.04	$109.05	$380,228.54
Jean Robitaille	40,000	36.37	$90.68	$1,619,243.60
	10,000	56.45	$111.92	$413,455.49

(1)
Option exercise price amounts are in Canadian dollars.

(2)
The share price on exercise date amounts are in Canadian dollars, and represent the average share price realized for all exercises of such grant of options.

(3)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

        The following table sets out the outstanding Option and Share-Based awards of the Named Executive Officers as at December 31, 2020 (Messrs. Boyd and Al-Joundi do not receive Options).

 Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(4)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	(C$)		($)	(#)	($)	($)
Sean Boyd	—	—	—	—	200,001	13,356,144	nil
David Smith	10,500	58.04	1/2/2023	246,932	62,000	4,140,384	nil
	20,000	55.10	1/2/2024	514,177
	27,000	79.98	1/3/2025	193,409
Ammar Al-Joundi	—	—	—	—	130,000	8,681,450	nil
Yvon Sylvestre	30,000	58.04	1/2/2023	705,521	nil	nil	nil
	40,000	55.10	1/2/2024	1,028,354
Jean Robitaille	30,000	56.45	1/3/2022	741,077	46,000	3,071,898	nil
	34,000	58.04	1/2/2023	799,591
	32,000	55.10	1/2/2024	822,683
	28,000	79.98	1/3/2025	200,572

(1)
Option exercise price amounts are in Canadian dollars.

(2)
Based on the closing price of the Company's common shares on the TSX of C$89.59 on December 31, 2020, less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(3)
This amount includes RSUs and PSUs in respect of each of the Named Executive Officers as follows: Mr. Boyd (100,001 RSUs and 100,000 PSUs), Mr. Smith (31,000 RSUs and 31,000 PSUs), Mr. Al-Joundi (65,000 RSUs and 65,000 PSUs), Mr. Sylvestre (nil RSUs and nil PSUs) and Mr. Robitaille (23,000 RSUs and 23,000 PSUs).

(4)
Based on the closing price of the Company's common shares on the TSX of C$89.59 on December 31, 2020. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

        The following table sets out, as at March 22, 2021, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options		Weighted average exercise price of outstanding options (C$)		Weighted average remaining term of outstanding options		Number of securities remaining available for future issuances under equity compensation plans		Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	4,812,417	(1)	73.46	(2)	3.49 years	(3)	2,899,093	(4)	nil	(5)
Equity compensation plans not approved by shareholders	nil		nil		nil		nil		nil

(1)
As at December 31, 2020, the number of securities to be issued on exercise of outstanding Options was 3,421,404 (1.41%) of the issued and outstanding common shares as of December 31, 2020).

(2)
As at December 31, 2020, the weighted average exercise price of outstanding Options was C$65.27.

(3)
As at December 31, 2020, the weighted average remaining term of outstanding Options was 3.05 years.

(4)
This number includes the common shares available for issuance as at March 22, 2021 under the Stock Option Plan (2,028,724) and the Incentive Share Purchase Plan (870,369). As at December 31, 2020, the number of securities remaining available for future issuances under all equity compensation plans was 4,472,419, which included the common shares available for issuance under the Stock Option Plan (3,602,050, representing 1.48% of the issued and outstanding common shares as of December 31, 2020), and the Incentive Share Purchase Plan (870,369, representing 0.36% of the issued and outstanding common shares as of December 31, 2020).

(5)
As at December 31, 2020, there were no outstanding equity awards other than Options.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their prior-year base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant's contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant's behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the "Market Price" on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). Other than as set out above, there is no limit to the participation of insiders in the Incentive Share Purchase Plan.

        There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period, participants will have the right to: (i) exercise the votes attached to the participant's common shares, (ii) all cash dividends declared and paid in respect of the participant's common shares, and (iii) transfer, sell or tender any or all of the participant's common shares pursuant to a bona fide third-party take-over bid. The one-year restricted period commences on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The Vice-Chairman and Chief Executive Officer has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the Vice-Chairman and Chief Executive Officer. The Compensation Committee has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the Vice-Chairman and Chief Executive Officer. All benefits and rights accruing to any participant pursuant to the Incentive Share Purchase Plan shall not be transferrable unless provided under the Incentive Share Purchase Plan. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan is not applicable to U.S. participants.

        A participant's participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the Vice-Chairman and Chief Executive Officer to grant permission to participants (other than the Vice-Chairman and Chief Executive Officer) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee has the ability to grant permission to the Vice-Chairman and Chief Executive Officer to withdraw from the Incentive Share Purchase Plan in a plan year for which the Vice-Chairman and Chief Executive Officer has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company's common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.

        Examples of amendments to the Incentive Share Purchase Plan that require shareholder approval include: (i) amendments to the amending provisions; (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan; (iii) amendments to the contribution limits for participants; and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations; (ii) amendments of a housekeeping nature; (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan; (iv) amendments to change the terms of any financial assistance provided to participants; and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.

        The Company may provide loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant's termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant. During 2020, no loans were provided under the Incentive Share Purchase Plan.

        In 2019, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 8,100,000 common shares. Of the 8,100,000 common shares approved, the Company has, as at March 22, 2021, 870,369 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.36% of the common shares issued and outstanding as of March 22, 2021.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee's pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives with the skills and talent needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive's account an amount equal to 15% of the executive's pensionable earnings for the year (including salary and annual incentive compensation), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive's account a notional investment return equal to the balance of such executive's account at the beginning of the year multiplied by the greater of (i) the yield rate for Government of Canada marketable bonds with average yields over ten years and (ii) zero percent. Upon retirement, after attaining the minimum age of 55, the executive's account will be paid out in either: (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the executive's employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "Executives Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd's final three-year average pensionable earnings (less the annual pension payable under the Basic Plan in each of the final three years) times the number of years of continuous service with the Company. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table(1)

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(3)
Name	Number of Years of Service(2)	At Year End(2)	Benefit payable at 65		Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	35	904,394	969,989	14,702,568	425,176	1,952,575	17,080,319

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
As at December 31, 2020.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2020.

(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2020.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2020.

 Defined Contribution Plan Table — Basic Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	737,039	20,297	54,630	811,966
David Smith	373,699	20,297	33,317	427,313
Ammar Al-Joundi	117,177	20,297	11,791	149,265
Yvon Sylvestre	324,655	20,297	27,806	372,759
Jean Robitaille	590,647	20,297	52,547	663,491

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
Includes the total amount contributed by the Company to the member's account during 2020.

(3)
Includes all investment income earned on the member's account balances during 2020.

Defined Contribution Plan Table — Supplemental Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(4)	nil	nil	nil	nil
David Smith	1,081,767	122,960	12,224	1,216,950
Ammar Al-Joundi	888,961	184,595	10,045	1,083,601
Yvon Sylvestre	782,972	81,659	8,848	873,479
Jean Robitaille	939,885	90,290	10,621	1,040,795

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

(2)
Includes the total amount notionally credited by the Company to the member's account during 2020. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member's notional account balances during 2020.

(4)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executives that provide for an annual base salary, discretionary bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2020 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation (averaged over the preceding two years, but not including Options, RSUs or PSUs) and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Termination payments for each NEO are the same in all such circumstances. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2020, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows (assuming in each case that the Named Executive Officer elects to receive a continuation of benefits): Mr. Boyd — $8,907,530; Mr. Smith — $1,964,129; Mr. Al-Joundi — $2,832,520; Mr. Sylvestre — $1,677,150; and Mr. Robitaille — $1,513,162. These amounts were initially calculated in Canadian dollars and then converted into U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454; these amounts would be the same for each termination event outlined in this section.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The Vice-Chairman and Chief Executive Officer prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the Vice-Chairman and Chief Executive Officer;

  (b)
  reviewing and approving the Vice-Chairman and Chief Executive Officer's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Vice-Chairman and Chief Executive Officer or any of his direct reports; and

  (d)
  ensuring that the Vice-Chairman and Chief Executive Officer has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the CSA, the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements of the SEC regulations under SOX and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2020 to December 31, 2021 was C$5.4 million. The policies provide coverage of up to C$190 million per occurrence to a maximum of C$190 million per annum in circumstances where the Company may not indemnify its directors and officers for their acts or omissions, subject to certain deductibles and sub limits. There is no deductible for directors and officers, a C$7.5 million deductible for each claim made by the Company (C$7.5 million deductible for M&A claims) and a C$7.5 million deductible for any other claim.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces and territories of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company's most recently completed financial year is provided in the Audited Annual Financial Statements and Management's Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2020;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2020; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

        Information concerning the Company's Audit Committee that is required to be provided by National Instrument 52-110F1, can be found in the Company's Annual Information Form under the heading "Audit Committee" as well as in Schedule "A" to the Annual Information Form.

General

        Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 22, 2021

CHRISTOPHER VOLLMERSHAUSEN Senior Vice-President, Legal, General Counsel & Corporate Secretary

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management follow the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, its practices to bring them into compliance with these corporate governance requirements and, where appropriate, best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee to reflect new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board currently consists of ten directors. The Board has made an affirmative determination that nine of the ten directors to be considered for election at the Meeting are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and RSU grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company.

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before and/or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2020, the Board met without management at each Board meeting, being five separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter. In addition, the Board reviews related party transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the Company assists in identifying possible related party transactions. Further, the Company's Code of Business Conduct and Ethics provides that all officers and directors are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. They must also annually certify their compliance with the Code of Business Conduct and Ethics.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2020, can be found on pages 11 to 15 of this Circular.

Chair

        Mr. Nasso is the Chair of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chair and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chair and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chair of the Board. The Chair's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chair include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Exploration, the Senior Vice-President, Corporate Development, Business Strategy and Technical Services and the Senior Vice-Presidents responsible for operational matters report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate can be accessed through the Company's website under "About Agnico — Governance — Board Mandate" at www.agnicoeagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chair in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chair and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chair on matters of strategic significance to the Company and alert the Chair on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company, as well as copies of the Company's other corporate governance policies, and the Company's most recent continuous disclosure filings. A copy of such materials is given to each director and updated periodically.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year. See "Board of Directors Governance Matters — Director Education" on page 23 of this Circular for a description of various educational activities the Board participated in in 2020.

        Periodic briefings, site visits and development sessions also underpin and support the Board of Directors' work in monitoring and overseeing progress towards the Company's objectives and strategies and assist in continuously building directors' knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within the Company's business and operating segments, as well as developments within the markets and mining industry within which the Company operates.

        Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board's committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy can be accessed through the Company's website under "About Agnico — Governance" at www.agnicoeagle.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the Senior Vice-President, Legal, General Counsel & Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third-party service provider. The Senior Vice-President, Legal, General Counsel & Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in this Circular under "Board of Directors Governance Matters". Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration paid to the Company's directors is set based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" in this Circular and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Sokalsky (Chair), Mr. Leiderman and Ms. McCombe), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Sokalsky and Mr. Leiderman are Chartered Accountants; Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation and Mr. Leiderman is currently in private practice as a certified public accountant and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors" in this Circular. Fees paid to the Company's auditors, Ernst & Young LLP, are set out under

"Section 2: Business of the Meeting — Appointment of Auditors" in this Circular. The Audit Committee met four times in 2020.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements.

        In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej and Mr. Roberts). The Compensation Committee met five times in 2020.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, Option, RSU, PSU and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan, RSU Plan and PSU Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

        The Board considers Mr. Gemmell, Ms. Celej and Mr. Roberts particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates); Ms. Celej as a manager of a team in a major financial corporation where part of her duties includes reviewing the executive compensation practices of various public companies as part of assessing investment suitability and also assessing internal personnel and setting compensation rates for her team; and Mr. Roberts who has served on the compensation committees of several publicly listed companies in the resource sector.

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Roberts (Chair), Ms. Celej and Mr. Sokalsky). The Corporate Governance Committee met four times in 2020.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee is comprised of three directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Mr. Nasso and Mr. Riley). The Health, Safety, Environment and Sustainable Development Committee met four times in 2020.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  monitoring and reviewing the management of tailings and designating one or more accountable executive officers for such purpose (who shall act in accordance with relevant guidelines set out by the Mining Association of Canada or other applicable industry associations or regulations);

  •
  monitoring and reviewing the management of the Company's diversity and inclusion initiatives;

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Board Chair. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.

APPENDIX B

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Stock Option Plan of the Company is hereby amended to increase the maximum number of common shares issuable upon exercise of options by 3,000,000 from 35,700,000 to 38,700,000;

2.
the Stock Option Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C

AMENDED AND RESTATED STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico Eagle Mines Limited (the "Corporation") by officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

        "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

        "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

        "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

        "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

        "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

        "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

        "Eligible Person" means, subject to all applicable laws, any employee or officer of or Consultant to the Corporation or any subsidiary of the Corporation or a Grandfathered Director;

        "Grandfathered Director" means any director of the Corporation who is not otherwise an employee or officer of the Corporation and who holds unexercised options granted to the director under the Plan prior to July 1, 2011;

        "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon

    Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

        If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

        "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

        "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

        "NYSE" means the New York Stock Exchange;

        "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

        "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

        "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

        "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

        "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 38,700,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation; and

  (b)
  notwithstanding section 4(a),

  (i)
  the number of Shares which may be issuable to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

  (ii)
  the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan to Eligible Persons (other than Grandfathered Directors) as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading. For certainty, no options can be granted under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation and all Grandfathered Directors shall cease to participate in the Plan effective immediately on the exercise or expiry of all outstanding options held by the Grandfathered Director.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price: The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment: The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options: The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options: Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  twelve months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a Grandfathered Director, four years from the date of the Grandfather Director's retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees: Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations: The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year: The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a Grandfathered Director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non- Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.  Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.  Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.  Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

  (v)
  any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

  (vi)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

  (vii)
  amendments necessary to suspend or terminate the Plan; or

  (viii)
  any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option;

    (iv)
    increase any limit on grants of options to insiders of the Corporation set out in the Plan;

    (v)
    amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

    (vi)
    permit the granting of options under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation; or

    (vii)
    grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

APPENDIX D

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

D-1